Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576


bank hapoalim

Date: 07/08/08

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank



Annex A

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Holding(s) in Company*	*28/07/08*	*1*
2.	*Holding(s) in Company*	*04/08/08*	*2*
3.	*Change in Securities of Corporation*	*05/08/08*	*3*
4.	*Immediate Report*	*05/08/08*	*4*
5.	*Result of Meeting*	*06/08/08*	*5*
6.	*Change in Memorandum & Articles of Association*	*06/08/08*	*6*
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 1

RECEIVED
2008 AUG 14 A 7:35

Transmission date: 28/07/2008
Reference: 2008-01-218577

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule as of *25/07/2008*

A. Interested Parties in the corporation (including CEO and directors, and including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	262,731,308	19.97	19.97	19.59	19.59
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	5.76	5.76	5.65	5.65
3	Dan Dankner	Option	825,000	0.00	0.00	0.06	0.06
4	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
5	Zvi Ziv	Option	1,140,000	0.00	0.00	0.09	0.09
6	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
7	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	87,337,737	6.64	6.64	6.51	6.51

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
32.37	32.37	31.90	31.90

B. Senior Office Holders in the corporation (not including CEO and directors, and not including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

- o Do not hold securities of the corporation
- • Following is the schedule of holdings of senior office holders in the corporation:

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
8	Ilan Mazur	BNHP Ordinary Shares	21,095	0.00	0.00	0.00	0.00
9	Hanna Pri-Zan	BNHP Ordinary Shares	13,682	0.00	0.00	0.00	0.00

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*
6. *If a senior office holder holds 5 percent or more of the issued share capital of the corporation or voting rights therein, the holdings should be listed in the "Interested Parties" listings table as described in paragraph "A" above.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ________________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 262,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Eternity Four Trust holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Eternity Four Trust holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Dan Dankner.*
No. of Holder: *3*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *059581280*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*

Stock Exchange Security Number: *0*
Balance in previous comprehensive report (quantity of securities): *825,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 13th February, 2008.
B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Dankner are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Zvi Ziv.*
No. of Holder: *4*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

____

Name of Holder: *Zvi Ziv.*
No. of Holder: *5*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *0*
Balance in previous comprehensive report (quantity of securities): *1,140,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 31st March, 2008.
B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Ziv are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Yoseph Dauber*
No. of Holder: *6*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *7*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *87,956,737*
Change in Quantity of Securities: *-619,000*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 59,119,851 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Name of Holder: *Ilan Mazur*
No. of Holder: *8*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447386*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *21,095*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hanna Pri-Zan*
No. of Holder: *9*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *50963115*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *13,682*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remarks = -

1. *extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.*
2. *When calculating the size of the holding of the interested parties in the Company on a fully diluted basis, 1,965,000 options held by Messrs Zvi Ziv and Dan Dankner were not taken with account, because those options are only exercisable into shares of the Bank to be purchased for that purpose by the Bank and no new shares will be allotted; the calculation of the size of the holdings of Zvi Ziv and Dan Dankner (on a fully diluted basis) was made on the assumption that each option would be exercised into one share. This is a theoretical assumption because the exercise mechanism for such options is a "net exercise" mechanism, so that in fact there will not be allotted to the offeree who exercises the options all of shares emanating therefrom, but only shares in a quantity which reflects the amount of the monetary benefit embodied in the options. It is to be noted that according to the terms of the options allotted to Messrs. Zvi Ziv and Dan Dankner, they are exercisable only into shares to be purchased for that purpose by the Bank. As at the time of this report, the Supervisor of Banks has permitted the Bank to purchase for its own account 1,250,000 shares so that the options may be exercised, as aforesaid.*

Schedule 2

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 04/08/2008
Reference: 2008-01-225021

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule as of *01/08/2008*

A. Interested Parties in the corporation (including CEO and directors, and including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	262,731,308	19.97	19.97	19.59	19.59
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	5.76	5.76	5.65	5.65
3	Dan Dankner	Option	825,000	0.00	0.00	0.06	0.06
4	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
5	Zvi Ziv	Option	1,140,000	0.00	0.00	0.09	0.09
6	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
7	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	86,922,637	6.61	6.61	6.48	6.48

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
32.34	32.34	31.87	31.87

B. Senior Office Holders in the corporation (not including CEO and directors, and not including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

- o Do not hold securities of the corporation
- • Following is the schedule of holdings of senior office holders in the corporation:

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
8	Ilan Mazur	BNHP Ordinary Shares	21,095	0.00	0.00	0.00	0.00
9	Hanna Pri-Zan	BNHP Ordinary Shares	13,682	0.00	0.00	0.00	0.00

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*
6. *If a senior office holder holds 5 percent or more of the issued share capital of the corporation or voting rights therein, the holdings should be listed in the "Interested Parties" listings table as described in paragraph "A" above.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 262,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Eternity Four Trust holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Eternity Four Trust holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Dan Dankner.*
No. of Holder: *3*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *059581280*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*

Stock Exchange Security Number: *0*
Balance in previous comprehensive report (quantity of securities): *825,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 13th February, 2008.
B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Dankner are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Zvi Ziv.*
No. of Holder: *4*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *5*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *0*
Balance in previous comprehensive report (quantity of securities): *1,140,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 31st March, 2008.
B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Ziv are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Yoseph Dauber*
No. of Holder: *6*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *7*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *87,337,737*
Change in Quantity of Securities: *-415,100*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 58,896,651 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Name of Holder: *Ilan Mazur*
No. of Holder: *8*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447386*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *21,095*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hanna Pri-Zan*
No. of Holder: *9*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *50963115*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *13,682*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remarks = -

1. *extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.*
2. *When calculating the size of the holding of the interested parties in the Company on a fully diluted basis, 1,965,000 options held by Messrs Zvi Ziv and Dan Dankner were not taken with account, because those options are only exercisable into shares of the Bank to be purchased for that purpose by the Bank and no new shares will be allotted; the calculation of the size of the holdings of Zvi Ziv and Dan Dankner (on a fully diluted basis) was made on the assumption that each option would be exercised into one share. This is a theoretical assumption because the exercise mechanism for such options is a "net exercise" mechanism, so that in fact there will not be allotted to the offeree who exercises the options all of shares emanating therefrom, but only shares in a quantity which reflects the amount of the monetary benefit embodied in the options. It is to be noted that according to the terms of the options allotted to Messrs. Zvi Ziv and Dan Dankner, they are exercisable only into shares to be purchased for that purpose by the Bank. As at the time of this report, the Supervisor of Banks has permitted the Bank to purchase for its own account 1,250,000 shares so that the options may be exercised, as aforesaid.*

Schedule 3

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 05/08/2008
Reference: 2008-01-226119

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that ○
● From 01/07/2008 until 31/07/2008

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Realization of Employees Options

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
31/07/2008	*Realization of Employees Options Not Including Expiries*	*Ordinary Share BNHP*	*662577*	*40,613*	*Yes*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	2,000,000,000	1,315,642,937	1,315,683,550

Explanation: All categories of shares should be specified – including shares, which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Category of security	Name of trustee	Quantity in the last report	Present quantity	Listed for trade
6620207	*Poalim Subordinated Capital Notes "A"*	*Other*		*676,000,000*	*676,000,000*	*Yes*
6620215	*Poalim Subordinated Capital Notes "B"*	*Other*		*459,400,000*	*459,400,000*	*No*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*896,400,000*	*896,400,000*	*Yes*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*3,600,000*	*3,600,000*	*No*
6620223	*Employees Options 2004*	*Option*		*1,449,768*	*1,409,155*	*No*
6620231	*Employees Options 2005*	*Option*		*3,896,570*	*3,892,063*	*No*
6620249	*Employees Options 2006*	*Option*		*3,964,011*	*3,959,181*	*No*
6620256	*Personal Employment Contract Options 2006*	*Option*		*44,165*	*42,684*	*No*
6620264	*Employees Options 2007*	*Option*		*4,045,802*	*4,040,715*	*No*
6620272	*Personal Employment Contract Options 2007*	*Option*		*62,391*	*60,684*	*No*
6620306	*Personal Employment Contract Options 2008*	*Option*		*101,436*	*99,000*	*No*
6620298	*Employees Options 2008*	*Option*		*4,147,956*	*4,143,152*	*No*
6620318	*Poalim Options 3/08 "A"*	*Option*		*3,750,000*	*3,750,000*	*No*
6620322	*Poalim Options 3/08 "B"*	*Option*		*3,750,000*	*3,750,000*	*No*

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an up-to-date file of the corporation's securities lists, as well as the shareholders lists, the option holder's notebook, and the bondholder's notebook *Book_isa.pdf*

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 31 July 2008

List of Shareholders of Bank Hapoalim B.M		Amount of shares
Nominee Company of Bank Hapoalim B.M.		924,644,297
A. Shares of Core of Control		
Arison Holdings (1998) Ltd.		262,731,308
	Total	262,731,308
B. Free Shares		
Israel Salt Industries Ltd.		75,664,441
York Global Finance II S.à r.l		52,500,000
Yaacov Diamant		70,000
Savion Tal		35,800
Tzitzian Avraham		31,680
Don Maxwell		2,450
Vardi Rachel		780
Agmon Eliyahu		700
Barkner Albert		603
Kikov Esther		568
Levi Victoria		544
Mindel Shira Milka		122
Geva Ariyeh		100
Pentzer Nathan		75
Zachs Eran		40
Newman David		10
Yehuda Bar Lev		10
Aaron Elias		10
Kelev Victoria		5
AMM G. Investments & Financials Ltd.		2
Livnat Raz		1
Zektzer Ram		1
Kramer Moshe		1
Erez Tal		1
Feldman Avi		1
		1,315,683,550

List of Holders of Subordinated Capital Notes 'A' 6620207

As of date : 31/07/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**671,000,000**
The Provident Fund of Bank Leumi Staff	**5,000,000**
Total Capital	**676,000,000**

List of Holders of Subordinated Capital Notes 'B' 6620215

As of date : 31/07/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**459,400,000**
Total Capital	**459,400,000**

<u>List of Holders of Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital Notes 'C' 6620280</u>

As of date : 31/07/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**896,400,000**
S.D.S.Z. Investments Ltd.	**3,600,000**
Total Capital	**900,000,000**

List of Holders of Employees Options 2004 6620223

As of date : 31/07/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	1,409,155
Total Capital	1,409,155

List of Holders of Employees Options 2005 6620231

As of date : 31/07/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	3,892,063
Total Capital	3,892,063

List of Holders of Employees Options 2006 6620249

As of date : 31/07/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	3,959,181
Total Capital	3,959,181

List of Holders of Personal Employment Contract Options 2006 6620256

As of date : 31/07/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**42,684**
Total Capital	**42,684**

List of Holders of Employees Options 2007 6620264

As of date : 31/07/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**4,040,715**
Total Capital	**4,040,715**

List of Holders of Personal Employment Contract Options 2007 6620272

As of date : 31/07/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**60,684**
Total Capital	**60,684**

List of Holders of Personal Employment Contract Options 2008 6620306

As of date : 31/07/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	99,000
Total Capital	99,000

List of Holders of Employees Options 2008 6620298

As of date : 31/07/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,143,152
Total Capital	4,143,152

List of Holders of Poalim Options 3/2008 "A" 6620318

As of date : 31/07/2008

	Quantity of Capital Notes
York Global Finance II S.à r.l	**3,750,000**
Total Capital	**3,750,000**

List of Holders of Poalim Options 3/2008 "B" 6620322

As of date : 31/07/2008

	Quantity of Capital Notes
York Global Finance II S.à r.l	**3,750,000**
Total Capital	**3,750,000**

bank hapoalim

Head Office

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 4

Date: August 5, 2008
Reference: 802/08

To: The London Stock Exchange

Dear Sir or Madam,

Re: Balance Sheet (Assets and Liabilities) of the New York Branch of the Bank Insured by the FDIC

This is to advise that the branch of Bank Hapoalim in New York, which is insured by the FDIC has filed its Federal Reserve Bank Call Report for June 30th, 2008 which includes only a balance sheet (assets and liabilities) with the competent authorities in the USA, as usual, on July 30th, 2008.
The aforesaid report will appear on the following web sites at such time as may be determined by the Council of the FRB.

The web site of the FDIC the address of which is:
http://www2.fdic.gov/idasp/main.asp
(Company Number 33686).

The web site of the FFIEC the address of which is:
http://www.ffiec.gov/nicpubweb/nicweb/nichome.aspx
(Company Number 840000).

It should be noted that the regulatory agencies allow amendments to be made to the aforesaid report, where necessary, and certain changes may be made thereto. The aforesaid report, prior to any possible changes, has been filed as required by the rules of reporting applicable in the USA.

This immediate report has been given in the format agreed upon between the Supervision of Banks and the Securities Authority.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ofer Levy Chief Accountant Senior Deputy Managing Director	**Yoram Weissbrem** Secretary of the Bank

082-34933

Schedule 5

BANK HAPOALIM B.M.
Number at the Registrar: 520000118
Securities of the Corporation are listed for trade on the Tel-Aviv Stock Exchange
Abbreviated Name: Poalim
Street: POB 27, Tel-Aviv 61000
Telephone: 03-567 3800, 03-567 3333, Fax: 03-567 4576
Electronic Mail: YORAM.WEISSBREM@MAILPOALIM.CO.IL

Transmission Date: 06/08/2008
Reference: 2008-01-227460

To
Securities Authority
www.isa.gov.il

To
The Tel-Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report on the Results of a Meeting
Regulation 36D of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

At a Special Meeting _________ on *06/08/2008* the resolutions set out below were adopted:

Following are the resolutions adopted by the Meeting which were approved by a simple majority of the shareholders who participated in the voting (not including abstentions), as follows:

Item 1

A. To approve the annual remuneration and the remuneration for attendance which is payable to all of the directors of the Bank (including the outside directors), whoever they may be from time to time, who are not controlling parties of the Bank or their relatives, so that the directors will be entitled to remuneration for the period commencing on the date hereof (6th August, 2008) as follows:

I. Annual Remuneration: Annual remuneration in the maximum amount under Regulation 4 of the Companies (Rules for Remuneration and Expenses of an Outside Director) Regulations, 5760-2000 (**"the Remuneration Regulations"**), as they may be updated or replaced from time to time, and according to the ranking of the Company in each financial year, so that a director who is an expert director, according to the definition in Regulation 1 of the Remuneration Regulations, will receive the maximum amount specified in the Fourth Schedule of the Remuneration Regulations, as in force from time to time, and a director who is not an expert will receive the maximum amount specified in the

Second Schedule of the Remuneration Regulations, as in force from time to time. The remuneration will be updated according to the Index on the 1st of February and the 1st of August of each year as provided in Regulation 8 of the Remuneration Regulations, and will be payable in 4 equal installments at the beginning of each quarter for the quarter preceding it.

II. Remuneration for Attendance: Remuneration for attendance, for attending at meetings of the Board of Directors or of a committee of the Board of Directors, in the maximum amount under Regulation 5 of the Remuneration Regulations, as they may be updated or replaced from time to time, and according to the ranking of the Company in each financial year, so that a director who is an expert director, according to the definition in Regulation 1 of the Remuneration Regulations, will receive the maximum amount specified in the Fourth Schedule of the Remuneration Regulations, as in force from time to time, and a director who is not an expert will receive the maximum amount specified in the Third Schedule of the Remuneration Regulations as in force from time to time. The remuneration will be updated according to the Index on the 1st of February and the 1st of August of each year as provided in Regulation 8 the Remuneration Regulations. In case of a meeting by means of communication the director will be entitled to remuneration for attendance at the rate of 60% of the remuneration for attendance at an ordinary meeting. In case of adoption of a resolution of the Board of Directors without actually convening, the director will be entitled to remuneration for attendance at the rate of 50% of the remuneration for attendance at an ordinary meeting. The remuneration for attendance will be payable not later than thirty days from the date of the meeting, or as determined by the Bank, at the beginning of the quarter, for all of the meetings and the resolutions without convening which he attended in the quarter preceding it.

The annual remuneration and the remuneration for attendance will not be payable to the Chairman of the Board of Directors of the Bank, Mr. Dan Dankner, who is employed by the Bank and receives his salary separately, in accordance with the resolution of the General Meeting of the Bank of 20th March, 2008; such remuneration will also be payable to the honourable Ms. Efrat Peled and Mr. Nir Zichlinskey who are employed by Arison Holdings (1998) Ltd., the controlling party of the Bank, and by Arison Investments Ltd., a company controlled by controlling parties of Arison Holdings (1998) Ltd., as CEO and Deputy General Manager and Head of Business Development, respectively, with respect to whom the remuneration payable on account of their office as directors of the Bank is to be paid, according to their instructions given to the Bank, to Arison Investments Ltd.

86.15% of the shareholders who participated in the voting (not including abstentions) voted for the proposal.

Item 2

To approve an increase of the registered capital of the Bank by 2 billion additional ordinary shares of NIS 1 n.v. each, so that after the increase as aforesaid the registered capital of the Bank will be comprised of 4 billion ordinary shares and accordingly, Article 4(a) of the Articles of Association to the Bank and Paragraph 5(a) of the Memorandum of Association of the Bank are to be amended so that the provisions thereof be struck out and be replaced by: "The registered share capital of the Company is NIS 4 billion (4,000,000,000) divided into 4 billion (4,000,000,000) ordinary shares of NIS 1 nominal value each."

97.49% of the shareholders who participated in the voting (not including abstentions) voted for the proposal.

Explanation: If the Meeting adopts a resolution for which the required majority is not a simple majority, the report should also specify the following: The total number of shares which participated in the voting, the number of shares which voted for and against the proposal and the percentage of those of the total number of shares eligible to vote, distinguishing between the controlling parties or any one on their behalf and those who are not the controlling parties or any one on their behalf, and also noting any other distinction between shareholders which is required for adopting the resolution.

- = Note = -

The Special Meeting of the shareholders of the Bank took place on August 6, 2008, at 11:00 a.m.

BANK HAPOALIM B.M.

Incorporated in 1921

Memorandum and Articles of Association

As at August 6, 2008

Bank Hapoalim Ltd.
Memorandum of Association

1. Name of the Company: **in Hebrew: בנק הפועלים בערבון מוגבל**
   in English: Bank Hapoalim B.M.

2. The liability of a shareholder for the debts of the Company is limited to the unpaid portion of the nominal value of his shares, that he undertook to pay in consideration for his shares upon allotment.

3. The names of the first members are:

Blumenfeld Ephraim	Secretary, Tel Aviv
Twerski Nacum	Accountant, Tel Aviv
Katznelson Berl	Agricultural Labourer, Tel Aviv
Sprinzak Joseph	Secretary, Tel Aviv
Berligne Eliiahu	Advoacte, Tel Aviv
Rosoff Israel	Landowner, Tel Aviv
Ruppin Arthur	Dr. Tel Aviv

4. Objects of the Company: to engage in any legal business.

5. (a) The registered share capital of the Company is NIS 4 billion (4,000,000,000) divided into 4 billion (4,000,000,000) ordinary shares of NIS 1 nominal value each.

   According to the resolution passed by a simple majority at the special meeting of 06 08 08

   (b) The rights attaching to the shares of the Company will be as prescribed in the Articles of Association of the Company.

6. The Company may alter the provisions of this Memorandum by resolution passed at a general meeting by a simple majority of the votes of the shareholders present at the general meeting. On such a vote by the shareholders, abstention votes will not be taken into account.

We, the several persons, whose names, addresses and descriptions are set out below, wish to be incorporated into a company pursuant to this Memorandum of Association, and agree to take the number of shares in the capital of the Company set opposite our respective names.

The names, addresses and initials of the subscribers, number of shares taken by each subscriber:

Ephraim Blumenfeld, Tel Aviv, Secretary,	One share
Jacob Efter, Tel Aviv, Agricultural Labourer	One share
Nachum Twersky, Tel Aviv, Accountant	One share
Joseph Sprinzak, Tel Aviv, Secretary	One share
David Remez, Tel Aviv, Workman	One share
Isaac Tabenkin, Tel Aviv, Workman	One share
Isaac Wilkansky, Tel Aviv, Agricultural Engineer	One share
Berl Katznelson, Tel Aviv, Agricultural Worker	One share
Bezalel Schlarsky, Tel Aviv, Bookkeeper	One share
Eliezer Shohat, Mikveh-Israel, Agricultural Labourer	One share
Isaac Ben-Zvi, Jerusalem, Journalist	One share

Date: 1 April, 1921.
Witnesses to the signatures:
Eliyahu Muntshik, (signed)   David Zhuchovitzky (signed)

Bank Hapoalim B.M.

Articles of Association

1. Interpretation

In these Articles, save where the context otherwise requires:

"the Articles" or "**these Articles"**	-	means these articles of association in force for the time being and as amended by the shareholders from time to time;
"the Company"	-	means Bank Hapoalim B.M.
"the Board of Directors"	-	means the board of directors constituted under these Articles;
"the Board of Management"	-	means the board of management constituted under these Articles;
"the Companies Law" or **"the Law"**	-	means the Companies Law, 5759-1999, as amended from time to time;
"the Securities Law"	-	means the Securities Law, 5728-1968;
"the Office"	-	means the registered office of the Company for the time being;
"writing"	-	includes, printing, photocopy, cable, telex or fax, e-mail, or any other method or writing, composed of or expressing words in a visible manner;
"signature" or **"autographic signature"**	-	means the autographic signature of the person signing, or also the digital signature or facsimile of his signature, unless only an autographic signature is provided for.
"ordinary resolution"	-	means a resolution passed by majority vote of those present and participating in the vote (excluding abstentions);

Subject to the provisions hereof and save where otherwise expressly required, in these Articles, expressions defined in the Companies Law shall have the meanings so defined, and words importing the singular shall include the plural, and vice versa; and words importing the masculine gender shall include feminine, and words importing persons shall include corporations.

If any Article (or any part thereof) herein contain will be held invalid, illegal, or unenforceable on any legal ground whatsoever, this shall not in any way affect the validity, legality and enforceability of the remainder of these Articles.

2. **The name of the Company is:**

in Hebrew: בנק הפועלים בע"מ
In English: Bank Hapoalim B.M.

3. **Objects of the Company**

The objects of the Company are to engage in any legal business.

4. **Registered Share Capital of the Company**

According to the resolution passed by a simple majority at the special meeting of 06 08 08

a. The registered share capital of the Company is NIS 4 billion (4,000,000,000) divided into 4 billion (4,000,000,000) ordinary shares of NIS 1 nominal value each.

b. All ordinary shares have equal rights between them in all respects and each ordinary share confers upon the holder thereof:
   1. The right to vote - a right to receive notices of and attend general meetings of the shareholders of the Company, and the right to one vote in respect of each ordinary share when voting at any general meeting of the Company attended by the holder thereof;
   2. The right to dividend - a right to receive dividends, if and when distributed, and a right to receive bonus shares if and when distributed, in proportion to the nominal value of the shares, disregarding any premium paid thereon;
   3. The right on a winding-up - a right to participate in the distribution of the Company's surplus assets after the winding-up thereof, in accordance with its proportionate share of the issued share capital of the Company.

5. **Alteration of capital and modification of rights**

a. The Company may, by simple majority of the shareholders in general meeting:
   1. Increase its registered share capital in such amount as will be resolved by the creation of new shares, on such terms and with such rights as the resolution prescribes, whether or not all the shares for the time being have been issued or a resolution exists for the issue thereof and whether or not they have yet to be issued or resolved to be issued.
   2. Cancel any registered shares which have not been issued, provided no undertaking, including a contingent undertaking, exists of the Company to issue the shares.
   3. To modify, cancel, convert, extend, add to or otherwise modify, the rights, privileges, advantages, restrictions and terms whether or not for the time being related to the Company's shares.
   4. Consolidate and divide its share capital into shares of larger or smaller nominal value than its existing shares.
   5. To reduce its share capital in any manner and with and subject to any incident, authorized, and consent required, by the Law.

6. To make such other modification to the share capital of the Company or the rights attaching to its shares, unless such power is vested in any other organ of the Company.

b. The rights conferred upon the holders of any shares, including preference shares (as defined in the Securities Law) will not, unless otherwise prescribed by the terms of issue of such shares, be deemed to have been varied by the creation or issue of additional shares *pari passu* with them.

c. To every separate class meeting of shares of the Company, the provisions of these Articles relating to general meetings shall, *mutatis mutandis*, apply.

d. For the purpose of giving effect to such resolution, the Board of Directors may settle any difficulty which may arise, as they think expedient. Without derogating from such powers of the Board of Directors, in the event of any fractional shares resulting from a consolidation of the share capital, the Board of Directors may:
  1. sell any sum of fractional shares and for such purpose appoint a trustee in whose name certificates will be issued of the fractional shares, and which will be sold and the proceeds obtained, less commissions, be divided amongst those entitled;
  2. to allot to any shareholder who is left following the consolidation with a fractional share, fully paid-up shares of the same class prior to the consolidation, in such number as will, together with the consolidation thereof, be sufficient to constitute a single consolidated complete share, such allotment to be deemed as having been effected immediately prior to the consolidation.
  3. Determine that shareholders not being entitled to receive consolidated shares in respect of a fractional consolidated share deriving from the consolidation of one half or less of the number of shares the consolidation of which created a single consolidated share, but that they will be entitled to duly receive a consolidated share or a fractional consolidated share resulting from the consolidation of more than one half of the number of shares the consolidation of which created a single consolidated share.

e. With respect to any consolidation of shares into shares of larger nominal value, the Board of Directors may make arrangements to settle any difficulty which may arise with regard thereto and, in particular, may determine which shares shall be consolidated with such share or otherwise, and, in the case of a consolidation of shares held by more than a single holder, may make arrangements for the sale of the share being consolidated, the manner of the sale thereof and the mode of division of the net proceeds and appoint a person for the purpose of carrying out the transfer and any action effected by such person shall be valid and unimpeachable.

f. The Board of Directors of the Company may:
  1. Issue shares and other securities, including convertible or realizable securities up to the amount of the Company's registered capital, including allotting (or otherwise dealing) to such persons, in exchange for cash or otherwise, on such exceptions and terms, whether at a premium or at par or at a discount, on such dates as they will consider appropriate, and grant any person the right to demand the allotment of any shares during such period and against such consideration as the Board of Directors will determine;

2. To issue, and redeem, redeemable securities in any manner and on such terms as it will resolve from time to time.
3. To pass a resolution issuing a series of debentures within the scope of its power to borrow on the Company's behalf, subject to such power.

g. Upon the allotment of shares, the Board of Directors may determine different terms for shareholders in relation to the consideration, amounts of calls and/or the dates of payment thereof.

6. **Liability of the Shareholders of the Company**

The liability of a shareholder for the debts of the Company is limited to the unpaid portion of the nominal value of his shares, that he undertook to pay in consideration for his shares upon allotment.

7. **Share Certificates**

a. The holder of a registered share shall be entitled to receive from the Company a share certificate testifying to the title of the shares registered in his name.

b. Share certificates will be issued with the stamp of the Company, under the hand of two directors or of the secretary of the Company and one director or such other person as will be directed by the Board of Directors.

c. A shareholder will be entitled (after paying the amount prescribed by the Board of Directors from time to time) to a number of share certificates each representing one or more shares of the Company registered in his name in the register of shareholders; each share certificate to denote the number of shares in respect of which it was issued and the amount paid-up thereon and such other details, as will be deemed relevant by the Board of Directors.

d. Share certificates registered in the name of two or more persons will be delivered to such person all of the joint holders will direct and in the absence of agreement to the person whose name first appears in the register of members in relation to the joint owners.

e. A share certificate which has been proved to the satisfaction of the directors to have become lost or defaced, may be replaced by the Company upon such payment (if any) and on such terms as to evidence and indemnity as the Board of Directors shall, deem sufficient.

8. **Transfer and transmission of shares**

a. No transfer of shares shall be registered unless a proper instrument of transfer is delivered to the Company. The instrument of transfer of a share in the Company will be signed by the transferor and the transferee, and the transferor shall be deemed to remain the shareholder until the name of the transferee is registered in the register of members in relation to the transferred share.

b. An instrument of transfer of a share shall be in the following form or similar thereto or in any usual or common form as the Board of Directors shall approve -

"I ______________________ of ________________ (hereinafter: "the transferor") in consideration of the sum of ______________ Shekels paid to me by _____________ of _________________ (hereinafter called "the transferee") hereby transfer to the transferee* ___________ shares of** __________ (if the Company has shares of nominal value - of NIS ________nominal value each) each denoted by the numbers ________________ through ________________ (inclusive) of Bank Hapoalim B.M., to have and to hold unto the transferee, his executors, administrators and assigns, subject to the several conditions on which I hold the same at the time of the execution thereof and I, the transferee, do hereby agree to take the said shares subject to the conditions aforesaid.
As witness our hands this _____ day of _______________.
The transferor _______________ The transferee _____________

Witness to the signature of the transferor ____________________ Witness to the signature of the transferee ____________________

* Specify number of shares.
** Specify class of shares

c. The instrument of transfer lodged with the Company will be accompanied by any document (including the certificate of the share being transferred) as the Board of Directors will require in connection therewith. All the foregoing documents will be retained by the Company if the transfer of shares is approved.

d. The Board of Directors may decline to recognize an instrument of transfer unless accompanied by the certificate of the share being transferred and such other evidence as the Board of Directors may require to prove the title of the transferor to transfer the shares and payment of a transfer fee if prescribed by the Board of Directors. Instruments of transfer will be retained by the Company.

e. If the Board of Directors refused to approve a transfer of shares, they shall, not later than three weeks after the date on which the instrument of transfer was lodged, notify the transfer thereof, and the documents relating to the transfer which has not been approved, will be returned to the person depositing the same, on his demand.

f. Every instrument of transfer shall relate to one class of shares only.

g. The Company shall be entitled to charge such a fee as will be fixed, from time to time by the Board of Directors, for registration of a transfer,

h. In the case of the death of a member, the heirs, executors or administrators of the deceased shall be the only persons recognized by the Company as having any title to a share, and where the deceased was a joint holder, the surviving joint holders shall be recognized as having a title to the share, but nothing in the foregoing shall release the estate of a deceased joint holder from any liability in respect of any share which had been held jointly by him with other persons.

i. Any person becoming entitled to a share as a result of the death or bankruptcy of a member, and a person appointed as trustee or receiver of a bankrupt member, (each of whom being hereinafter called: "the person entitled to a share") shall be entitled to request to be registered as shareholder thereof or to transfer the same to another, subject to furnishing such evidence required from time to time by the Board of Directors to prove his right, and subject to the provisions of these Articles concerning transfer of shares.

j. The person entitled to a share shall be entitled to the same dividends and other rights to which he would be entitled if he were the registered holder of the share (even if he has not been registered as such) except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to receiving notices of, and attending and voting at such meetings.

k. Notwithstanding the foregoing, the Board of Directors may at any time give notice require the person entitled to a share to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 60 days, the Board of Directors may withhold payment of all dividends, or distributions or other monies payable in respect of the share until the requirements of the notice have been complied with. The presentation of such a demand will be deemed to constitute approval of the Board of Directors to register the person entitled to a share as holder thereof, save that the Board of Directors shall continue to have the right to decline to approve a transfer of the share in accordance with the provisions of Article 8(d) above.

l. The Company will be entitled to destroy instruments of transfer of shares after the expiration of seven years from the date of registration and share certificates which have been cancelled, after the expiration of three years from the date of cancellation thereof, and it shall be prima facie presumed that all instruments of transfer and shares so destroyed were effective and that the transfers, cancellations and registrations, as the case may be, were duly executed.

9. <u>Calls</u>

a. The Board of Directors may, from time to time, make such calls as they see fit upon members for any monies unpaid on the shares held by them, respectively, and which are not by the terms of issue thereof required to be paid at a fixed time or times, and each member shall pay the amount of such calls made upon him in such manner and at the time and place prescribed by the Board of Directors. A call may be effected by making payment in installments. A call shall be deemed to have been made on the date of passing the decision of the Board of Directors authorising the call.

b. Fourteen days' notice will be given of any call specifying the time and place of payment thereof and to whom such call shall be paid, save that the Board of Directors may, before the time prescribed for payment, revoke, by notice in writing to the members, such call or extend the time for payment thereof.

c. If, by the terms of issuance of any share or otherwise, an amount or installment (including any amount of premium) on account of a share is made payable at a fixed date or time, such sum shall be payable as if it were a call duly made by the Board of Directors and notified, and the provisions as to calls herein contained shall apply to any such amount or installment.

d. The joint holders of a share shall be jointly and severally liable to pay all calls and installments due in respect thereof.

e. If any member fails to pay any call on or any installment on or before the day appointed for payment thereof, the Board of Directors may at any time so long as the call or installment remains unpaid, serve a notice on him requiring payment of such call or installment together with any interest and linkage accrued on such amount and all expenses incurred by the Company in respect of such non-payment.

f. The Board of Directors may, if they think fit, receive from any member willing to advance some or any part of the monies due upon the shares held by him beyond the sum actually called for and may, upon the amounts so paid or satisfied in advance as hereinabove provided by this Article, pay interest at such rate as the Board of Directors may determine. The Board of Directors may at any time repay the amount so advanced, wholly or in part, if they think fit.

10. **Forfeiture and Charge**

a. If any member fails to pay any call on or any installment on or before the day appointed for payment thereof, the Board of Directors may at any time so long as the call or installment remains unpaid, serve a notice on him requiring payment of such call or installment together with any interest and linkage which may have accrued and all expenses incurred by the Company by reason of such non-payment.

b. The notice shall name a further day (which shall be not earlier than 14 days from the date of the notice) and a place or places at which such call or installment together with such interest, linkage and expenses are to be paid. The notice shall further state that in the event of non-payment at or before the date appointed and at the place specified, the shares in respect of which the call was made or the installment has become payable, may be liable to be forfeited.

c. If the requirements of any such notice as aforesaid are not complied with, the shares in respect of which the call has been made or the installment has become due, may be forfeited by the Board of Directors. Such forfeiture shall include also the dividends, bonus shares, and other rights declared in respect of the forfeited shares and not actually paid before the forfeiture. The Board of Directors may accept a surrender of any share liable to be forfeited.

d. A share so forfeited or surrendered shall be deemed to be the property of the Company and the Board of Directors may, subject to the provisions of these Articles, sell the same as they deem fit.

e. The Board of Directors may, at any time, before any share so forfeited shall have been sold, annul the forfeiture thereof on such terms as they think fit.

f. A person whose shares have been forfeited as aforesaid shall cease to be a member in respect of the forfeited shares but shall notwithstanding, remain liable to the Company, unless the shares forfeited have been sold and the Company has received the full amounts for which such was liable, together with the expenses

g. Where the proceeds received on account of a sale of the shares forfeited exceed that for which such person was liable, the Company shall repay him such part of the consideration that he paid for them, if any, in a manner prescribed in the terms of allotment, provided the consideration remaining in the hands of the Company will be not less than the full amount of the consideration for which such person was liable, together with the expenses incidental to the sale.

h. The provisions of this Chapter shall similarly apply in the case of non-payment of any sum which, by the terms of issue or allotment of such share becomes payable at a fixed time whether on account of the amount of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

11. **General meetings, notices and the contents thereof**

a. Notice convening a general meeting will be published in at least two daily newspapers of general circulation published in Hebrew and will include the agenda laid down for the meeting, the resolutions proposed and arrangements regarding voting instruments, as appropriate.

b. The Company shall not be bound to serve notice of a general meetings personally on a shareholder registered in the register of shareholders.

12. **Quorum at general meetings and adjourned meetings, and meetings adjourned by resolution**

a. Two members at least, holding at least twenty five per cent (25%) of the voting rights, present within half an hour of the time appointed for the meeting to proceed to business, shall be a quorum for holding a general meeting.

b. If within half an hour of the time appointed for the meeting a quorum is not present the meeting will stand adjourned to the same day in the next week at the same time and place, or to such other time as will be specified in the notice of the meeting.

c. If at such adjourned meeting the quorum prescribed in Article 12(a) above is not present within half an hour of the time appointed, the meeting will take place with the members present, whatever their number.

d. Notwithstanding Article 12(c) above, as regards a general meeting convened upon the requisition of shareholders as provided in sections 63(b)(2) or 64(a) of the Law, the adjourned meeting will only take place if there are present at least the number of shareholders required to convene the meeting as respectively prescribed in the foregoing sections.

e. A general meeting at which a quorum is present may adjourn the meeting from time to time and place to place as directed by the meeting but no business will be transacted at any adjourned meeting other than that left unfinished at the meeting from which the adjournment took place.

f. A general meeting adjourned according to Article 12(e) for more than 21 days, will be notified as prescribed in Article 11 above.

13. **Chairman of the general meeting**

The chairman of the Board of Directors and, in his absence, his deputy, and, in his absence, such other person who has been appointed for such purpose by the Board of Directors, will preside over any general meeting of the Company. If the chairman of the Board of Directors, his deputy or the person appointed by the Board of Directors as aforesaid is unable to preside over the meeting, the members present will appoint one of their number to act as chairman of the meeting.

14. **Votes at general meetings**

a. A shareholder may vote personally or by proxy.

b. Any member of the Company being a corporate body may by resolution of its directors or other governing body authorize such person as it deems fit to act as its representative at any general meeting of the Company, and the person so authorized will be entitled to exercise on behalf of the corporate body he represents, the same powers as that corporation could exercise if it were an individual member of the Company. A person holding a power of attorney from a member in that behalf, may appoint himself or any other person as proxy for the corporation that he represents, whether or not the holder of the power of attorney is a member of the Company.

c. A member who is a minor or in respect of whom a court has declared him to have no legal capacity, may vote as guardian, and any such guardian as aforesaid may vote by proxy.

d. In the case of joint shareholders, the vote of one of the joint shareholders who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint shareholders, and for this purpose, the joint holder whose vote is tendered will be determined by the order in which the names stand in the register of members, unless the remaining joint holders will have agreed otherwise in writing and delivered their agreement to the Company.

e. A member may appoint a proxy, who shall not be bound to be a member of the Company, to vote on his behalf. The appointment of a proxy will be in writing under the hand of the appointor or his authorized representative in that behalf, and, if the appointor is a corporation - by those authorized to bind the corporation.

f. The instrument appointing a proxy, as well as the power of attorney (if any) under which it is signed, or a copy thereof certified to the satisfaction of the Board of Directors, will be deposited at the Office or the place where the meeting will convene, not less than 48 hours before the time appointed for commencement of the meeting at which the person named in the instrument proposes to vote, save that the chairman of the meeting may waive such demand regarding all the attendees at any meeting, and accept the instrument appointing a proxy and/or power of attorney when the meeting proceeds to business.

g. A member holding more than one share may appoint more than one proxy, subject to the following:

1. The instrument of appointment will specify the class and number of shares in respect of which it is granted;
2. If the total number of shares of any class specified in the instruments of appointment granted by an individual member exceeds the number of shares of such class held by him, all the instruments of appointment granted by such member in respect of the surplus shares will be annulled without affecting the validity of the vote in respect of the shares that are held by him;
3. If only one proxy has been appointed by the member and the instrument of appointment does not specify the number and class of shares in respect of which it was granted, the instrument of appointment will be deemed to have been granted in respect of all the shares existing on the date the instrument of appointment is deposited with the Company or on the date it is delivered to the chairman of the meeting, depending on the circumstances, and in the event of the instrument of appointment having been granted in respect of a number of shares less than that held by the member, he will be deemed to have abstained from voting in respect of the remaining shares held by him and the instrument of appointment will be effectual only in respect of the number of shares therein specified.

h. An instrument appointing a proxy, whether for a meeting specifically mentioned or otherwise, shall be insofar as circumstances permit, be in the following form:

I, ________________ of ________________ being a member of the company ___________________ ("the Company") hereby appoint ________________ I.D. no.__________________ of ________________ or failing him ________________ I.D. no.________________of ________________ or failing him ________________ I.D. no.________________* of ________________ to vote for me and on my behalf in respect of shares* of class** held by me at the general meeting of the Company/at a class meeting of the holders of shares of the __________*** class to be convened on the _____ day ________________ _____ and at every adjournment thereof.
As witness my hand this ____ day of ________________ _____.

____
Signature

(*) State the number of shares.
(**) State the class of shares.
(***) Specify the class meeting and delete as appropriate.

i. A vote given in accordance with the terms of an instrument of proxy will be valid notwithstanding the death of the appointor or revocation of the power of attorney or transfer of the share in respect of which such vote was given, unless notice in writing of such death, revocation or transfer has been received at the office of the Company or by the chairman of the meeting before voting takes place.

j. No member shall be entitled to attend or vote, either in person or by proxy, at a general meeting otherwise than by virtue of such shares in respect of all calls presently payable by him have been paid.

k. An instrument appointing a proxy will be valid also for any meeting from which the meeting to which the proxy relates may be adjourned

According to the resolution passed by a simple majority at the special meeting of 08.03.06

l. In addition to the provisions of this Article 14, with all of its sub-articles, a shareholder may vote in writing, or through the Internet, in accordance with and subject to all of the provisions which may from time to time be in effect under the Law and the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005, and in any case only with respect to such matters as may be expressly prescribed by law as matters with respect to which shareholders may vote in such a way.

15. **Resolutions passed at general meetings**

a. Any resolution put to the vote of a general meeting shall be decided by a poll.

b. Resolutions at a general meeting, including one relating to amalgamation, will be passed by simple majority, unless otherwise expressly prescribed by the Law or these Articles.

c. A declaration by the chairman of the general meeting that a resolution at a general meeting has been carried unanimously or by a particular majority or lost, will be prima facie evidence of the fact stated therein.

16. **The Board of Directors**

a. The number of members of the Board of Directors will be determined from time to time by general meeting. The number of members of the Board of Directors will be not less than seven (7) and shall not be more than fifteen (15).

b. The members of the Board of Directors of the Company will be elected by the Company in general meeting by the shareholders present at the meeting in person or by proxy.

c. Notwithstanding Article 16(b) above, the Board of Directors will be entitled, from time to time, to appoint an additional director or directors either as an additional member or to fill a vacancy that has arisen for any reason, provided that such appointment and change in appointment will be effected in accordance with the provisions of any voting agreement existing between the shareholders of the Company entitled to appoint directors, a signed copy of which will have been given to the Board of Directors. For this purpose "delivered to the Board of Directors" means - delivered to the chairman of the Board of Directors and his deputy. In the event of any doubt concerning the interpretation of the voting agreement, the Board of Directors will turn to the parties to hear their joint position; and in the event of any dispute, the Board of Directors will refrain from making such appointment or change in appointment as stated above.

d. The office of a director will commence on the date of his appointment or on such later date, as will be determined by resolution of the general meeting or of the Board of Directors as the case may be, under which the director was appointed. Such office shall be in term until ceased or discontinued under Article 16(h) below.

e. A director may resign by giving written notice to the Board of Directors, the chairman of the Board of Directors or the Company, and the resignation will enter into effect on the date the notice was given, unless a later date is specified in the notice. The director will include in the notice of resignation the reasons for his resignation.

f. Upon notice of resignation of a director being received, the resignation and the reasons given therefor will be submitted to the Board of Directors, and noted in the minutes of the next meeting first convened after the resignation.

g. The Company in general meeting may, at any time, remove a director from office, and the Board of Directors may remove from office a director appointed according to the provisions of Article 16(c) above, provided his tenure is terminated with the consent of the shareholders as mentioned in Article 16(c) above.

A director who is to be removed from office as stated in this Article, will be given a reasonable opportunity to state his case to the general meeting or the Board of Directors, as appropriate.

h. Without derogating from the reasons enumerated in the Law, the office of director will be vacated in any of the following events:
1. If he has resigned his office according to Article 16(e) above;
2. If he has been removed from office according to Article 16(g) above;
3. If he has been convicted of an offence under the Law;
4. By decision of a court, made according to the Law;
5. If he has been declared bankrupt and, if the director is a corporation - a resolution for its voluntary winding-up has been passed or winding-up order made against it;
6. Upon the date of the passing of a resolution by the Board of Directors terminating his tenure in consequence of any other reason specified in the Law;
7. If he has become legally incompetent;
8. At the expiration of the period for which he was elected;
9. If he has been absent from 6 consecutive meetings of the Board of Directors or 8 non-consecutive meetings of the Board during one year. Notwithstanding this, the Board of Directors may allow the membership on the Board of Directors of a director who has failed to attend such number of meetings, if they took place during a period not exceeding 6 months.

i. A director who ceases to hold office shall be eligible to be re-appointed.

j. If no director is appointed or if the office of director is vacated, the remaining directors may continue to act in respect of any matter so long as their number has not fallen below the minimum prescribed for the time being for meetings of the Board of Directors.

k. If their number has dropped below the minimum, the members of the Board of Directors may, by signed resolution of all the members of the Board of Directors appoint an additional director or directors in order to make up a quorum of members of the Board of Directors, as provided in Article 16(c) above.

17. **Conditions of office of the directors**

The conditions of office of the directors will be determined by the general meeting after receiving approval from both the Inspection Committee and the Board of Directors. Directors will be entitled to receive reimbursement of their travelling expenses to meetings of the Board of Directors and committees thereof, and for other duties carried out by them in connection with their office as directors.

18. **Chairman and deputy chairman of the Board of Directors**

a. The Board of Directors of the Company will elect one of their number from time to time to serve as chairman of the Board of Directors and may remove him from office and appoint another in his stead.

   The Board of Directors of the Company may further, from time to time, appoint one of their number to be deputy chairman of the Board of Directors and remove him from office and appoint another in his stead.

b. In the absence of the chairman of the Board of Directors, the deputy chairman of the Board of Directors will take his place, and, in his absence, the Board of Directors will appoint a substitute from amongst its members being directors, not being officers of the Company or active in the day to day management thereof.

c. The Board of Directors may authorize the chairman and/or deputy chairman of the Board of Directors to perform special duties from amongst those imposed on the Board of Directors.

   The chairman, or as appropriate, his deputy, will provide the Board of Directors with a regular report of the performance of such duties.

d. The chairman of the Board of Directors and in turn, his deputy, may appoint an assistant who will be subordinate to him and assist him in the performance of his duties.

19. **Meetings and conduct of meetings of the Board of Directors**

a. The agenda of meetings of the Board of Directors will be fixed by the chairman of the Board and, in his absence, by the deputy chairman, and will include such business as will be determined by the chairman, as well as any matter that a director or the general manager have requested the chairman of the Board to include on the agenda, a reasonable time prior to the meeting being convened.

b. The chairman of the Board of Directors will preside over its meetings. In the absence of the chairman of the Board of Directors from the meeting, he will be substituted by his deputy, and, in his absence, the Board of Directors will appoint another one of its members to conduct the meetings and sign the minutes of the deliberation, save that the person appointed will have no additional vote.

According to the resolution passed by a simple majority at the Annual meeting of 10.11.05

c. The quorum for commencing a meeting of the Board of Directors shall be a majority of the members of the Board of Directors. Any meeting of the Board of Directors at which a quorum is present shall have all of the authorities and powers conferred upon the Board of Directors at such time.

According to a special resolution as at 23.12.02

d. The Board of Directors may pass resolutions without actually convening, provided all the directors entitled to attend the discussions and vote on the proposed resolution, have agreed thereto. Upon such resolutions being passed, minutes of the resolutions will be registered and signed by the chairman of the Board of Directors.

20. **Votes of the Board of Directors**

a. On votes at the Board of Directors, each director will have a single vote.

b. Resolutions of the Board of Directors will be passed by a simple majority of votes of the members of the Board of Directors present, and in the event of an equality of votes, the resolution will fail.

c. Minutes approved and signed by the chairman of the meeting or the chairman of the Board of Directors, will serve as prima facie evidence of the contents thereof.

21. **Committees of the Board of Directors**

a. The provisions of the Law pertaining to the convening and conduct of meetings of the Board of Directors will, *mutatis mutandis*, similarly apply to meetings convened of committees of the Board of Directors, and the manner of their conduct.

b. Minutes of meetings of the committees will be available for the inspection of all the members of the Board of Directors.

22. **Inspection Committee**

a. The Board of Directors of the Company will appoint from amongst its members, an Inspection Committee, and the provisions contained in Article 21 above will, *mutatis mutandis*, apply thereto.

b. The number of members of the Inspection Committee will be not less than three (3) and its members will be appointed in accordance with the Law. The chairman of the Inspection Committee will be an outside director.

c. The Inspection Committee will hold at least six (6) meetings a year, and its duties and powers will be as prescribed in the Law and the Directives of the Bank of Israel.

d. The requisite quorum for meetings of the Inspection Committee is a majority of its members, provided that most of them are outside directors.

e. The internal auditor of the Company will receive notices of meetings of the Inspection Committee and be entitled to participate therein. The internal auditor may request the chairman of the Inspection Committee to convene, and the

chairman will so convene the Committee, if he deems fit, to discuss any matter specified in the auditor's request within a reasonable time of his request.

f. The Inspection Committee will discuss the internal auditor's work plan, before being submitted to the Board of Directors for approval.

g. The Inspection Committee will monitor the implementation of the internal auditor's work plan, regularly receive the internal inspection reports which the internal auditor deems material, as determined by the internal auditor, and consider the findings thereof. The Committee may determine that there be brough before them a summary of the internal auditor's inspection reports or the full reports, as they shall deem fit. A list of the inspection reports will be sent regularly to the Inspection Committee.

h. The Inspection Committee shall recommend on the termination or suspension of the internal auditor from service.

i. The Inspection Committee will consider the inspection reports of the Supervisor of Banks, unless any particular report specifically states that it must be submitted to the Board of Directors in a plenary session and shall reach the necessary decisions resulting from such deliberations.

j. The Inspection Committee will consider the inspection reports of the auditor.

k. Notice of the holding of an inspection meeting at which a subject arises pertaining to the audit of the financial statements, will be sent to the auditor of the Company, who will be entitled to participate thereat.

l. The Inspection Committee will, at least once every three years, or upon the termination of the term of the auditor's period of appointment, whichever is the earlier, discuss the possibility of replacing the auditor and state its position to the general meeting on whose agenda termination of the auditor's service or non-renewal of his service is to be discussed.

m. The Inspection Committee will make an audit through the internal auditor or otherwise of the regular performance of the directives of the Board of Directors.

n. The Inspection Committee will address discrepancies in the business management of the Company inter alia, in consultation with the internal auditor and the auditor of the Company, and propose methods to rectify them to the Board of Directors. The Inspection Committee will further decide whether to approve actions and transactions requiring the approval of the Inspection Committee according to the Law.

23. **Board of Management**

a. The Company will have a Board of Management.

b. The Board of Directors will elect from amongst the members of the Board of Management the general manager. The general manager is responsible for the regular conduct of the Company's affairs, and implementation of the policy determined by the Board of Directors, subject to his directions.

c. The Board of Directors, upon the recommendation of, or after consultation with the general manager, will elect the members of the Board of Management in the manner and on such conditions, for such periods and in such number as will be resolved from time to time. The Board of Directors shall, upon like recommendation or after consultation, also be entitled to remove any member of the Board of Management, or elect an additional member of the Board of Management.

d. The Board of Management may convene meetings and adjourn their meetings and regulate their proceedings and discussions in such manner and order, and subject to such rules and procedures as they shall determine.

e. The Board of Management will fix the requisite quorum for their meetings, and, unless otherwise fixed by the Board of Management, three members of the Board of Management shall be a quorum for their meetings.

f. Subject to the foregoing, the provisions contained in these Articles concerning the order, form and manner of the proceedings of the Board of Directors and their meetings will, *mutatis mutandis*, apply to the meetings and proceedings of the Board of Management.

g. The Board of Management will, with the approval of the Board of Directors, determine the Company's candidates for serving as directors in other companies.

24. **Exemption, Indemnification, and Insurance**

According to the resolution passed by a simple majority at the Annual meeting of 10.11.05

a. The Company may give an undertaking in advance to indemnify an office holder thereof in so far as such an undertaking is now and/or at any time may be permitted under the Companies Law, provided that the undertaking to indemnify shall be limited to events which in the opinion of the Board of Directors are foreseeable in the light of the actual activities of the Company, at the time the undertaking to indemnify is given (hereinafter - "the Indemnification Events"). The amount of indemnification which the Company shall make available, by virtue of such undertaking, to any office holder thereof, on a cumulative basis, in respect of one or more Indemnification Events, shall not exceed 25% (twenty-five per cent) of the Company's shareholders' equity according to the latest financial reports of the Company published prior to the actual time of indemnification.

b. The Company may also indemnify an office holder thereof retroactively.

c. Indemnification and an undertaking to indemnify as in sub-articles a. and b. aforesaid, shall follow from some liability or expense imposed upon the office holder or which he has expended following some act which he has committed in his capacity as an office holder of the Company in so far as such indemnification is permitted, at any time, under any provision of the Companies Law, including (and without derogation from the generality of the foregoing), under the provisions of Section 260(a) of the Companies Law, including all of its sub-sections, as their terms may be at any time.
The undertaking to indemnify as aforesaid shall apply with respect to any liability or expense, which is indemnifiable by law. Without derogating from the generality of the foregoing, the Company may give indemnification to an office holder with respect to any of the following:

1. Any financial liability imposed upon him in favour of any other person by any judgment, including any compromise judgment or arbitration award confirmed by a court of law;

2. Reasonable litigation expenses, including advocates' fees, expended by an office holder following an investigation or procedure conducted against him by any authority competent to conduct an investigation or procedure, and which was concluded without any charges being laid against him and without any financial liability being imposed upon him as an alternative to a criminal proceeding, or which was concluded without any charges being laid against him but with the imposition of financial liability as an alternative to a criminal proceeding with respect to an offence which does not require proof of criminal intent; in this paragraph -
"Conclusion of a proceeding without any charges being laid in a matter with respect to which a criminal investigation was begun" - means closing the file under Section 62 of the Criminal Procedure [Combined Version] Law, 5742-1982 (in this sub-paragraph – the Criminal Procedure Law), or a stay of proceedings by the Attorney General for the Government under Section 231 of the Criminal Procedure Law;
"Financial liability as an alternative to a criminal proceeding" – means a financial liability imposed by law as an alternative to a criminal proceeding, including an administrative fine under the Administrative Offences Law, 5746-1985, a fine in respect of an offence which has been designated as a finable offence under the provisions of the Criminal Procedure Law, a monetary sanction or penalty.

3. Reasonable litigation expenses, including advocates' fees, expended by the office holder or which he was ordered to pay by a court of law, in a proceeding brought against him by the Company or in its name or by another person, or in a criminal indictment of which he was acquitted, or in a criminal indictment of which he was convicted of an offence which does not require proof of criminal intent."

Approval of the validity of sub-articles d & e according to the resolution passed by a special majority at the special meeting of 08.03.06

d. The Company may enter into a contract for insuring the liability of an office holder of the Company on account of liability imposed upon him following an act committed by virtue of his being an office holder, in any of the following:
   1. Breach of the duty of caution towards the Company or any other person.
   2. Breach of fiduciary duty towards the Company provided the office holder acted in good faith and had reasonable grounds for assuming that the act would not harm the interests of the Company;
   3. Any pecuniary liability imposed upon him in favour of any of any other person.

e. The Company will not enter into a contract to ensure the liability of, nor indemnify, nor exempt, an office holder of the Company from his liability towards the Company on account of any of the following:
   1. Breach of fiduciary duty, except for breach of fiduciary duty towards the Company, provided the office holder acted in good faith and had reasonable ground to assume that the act would not harm the interests of the Company.
   2. Breach of fiduciary duty committed intentionally or recklessly.
   3. An act intended to generate personal gain unlawfully.
   4. A fine or penalty imposed upon him.

25. **Internal auditor**

a. The Board of Directors of the Company will appoint an internal auditor as proposed by the Inspection Committee.

b. The internal auditor will submit for the approval of the Inspection Committee his proposal for an annual or periodic work plan and the Inspection Committee will approve the same subject to such changes as appear appropriate to it.

c. The internal auditor will submit reports of his findings to the chairman of the Board of Directors, the general manager and chairman of the Inspection Committee; and, in so doing, will submit periodic and annual inspection reports, including a periodic report of the implementation of the internal auditor's work plan. The inspection reports will be prepared in writing, regularly and shortly after the events. Extraordinary findings will be immediately reported by the internal auditor.

d. The service of the internal auditor will only be terminated according to the provisions contained in clause 153 of the Law.

e. The chairman of the Board of Directors or chairman of the Inspection Committee may charge the internal auditor to prepare an internal audit in addition to the work plan, on such matters for which the need of an urgent investigation arises.

f. Extraordinary events which give rise to suspicions of a criminal offence will be immediately referred to the internal auditor for investigation and brought to the attention of the chairman of the Board of Directors.

g. The internal auditor and his staff will not be assigned any duties which are not within the scope of the internal auditing functions.

h. The Board of Directors, through the chairman of the Board and the Board of Management will do everything necessary to ensure that the internal auditor receives all the information and documents required by him to hold the internal audit. In doing so, the internal auditor will be entitled to inspect minutes of the meetings of the Board of Directors and of its committees.

i. The internal auditor will regularly receive every inspection report of the Supervisor of Banks and related correspondence.

j. The internal auditor will, upon his request, be entitled to appear before the Board of Directors or the Inspection Committee in respect of any matter falling within the scope of his duties. The Board of Directors in plenary session will summon him to appear before them when reviewing the internal audit activities.

26. **Auditors**

a. The Company will appoint an auditor to audit its annual financial statements and express his opinion thereon, and may similarly appoint a number of auditors to perform the audit related-activities jointly.

b. The appointment of the auditing accountant will be made at each annual meeting. The auditor will hold office until the termination of the next annual meeting following that at which he was appointed or until the end of the third annual

meeting following that at which he was appointed, if the agenda contains a proposal to appoint him for such period, and if the annual meeting has resolved thereon on the date of the appointment.

c. Notwithstanding sub-paragraph 26(b) the general meeting may remove an auditor from office prior to the expiration of his term of office and appoint, at a general meeting, an auditor in his stead; the general meeting will further be entitled to add an auditor to the currently serving auditor.

d. The auditor may, upon his request appear before the Board of Directors or the Inspection Committee on any matter which falls within the scope of his duties. The Board of Directors in plenary session must summon him to appear before them when approving the financial statements which have been audited or reviewed by him. The auditor will similarly be summoned to general meetings of the shareholders, at which the above financial statements are to be considered.

e. The remuneration and terms of employment of the auditors will be fixed by the Board of Directors.

27. **<u>Dividends and bonus shares</u>**

a. A shareholder will have the right to receive dividend or bonus shares if so resolved by the Company in accordance with that prescribed in these Articles. The shareholders entitled to dividend are those holding shares on the date of the resolution concerning the dividend, or those being such on such later date, if at all, as prescribed by the resolution.

b. A resolution of the Company to distribute dividend or bonus shares or any other distribution will be passed by the Board of Directors of the Company.

c. Subject to any special rights or restrictions attaching to any shares as herein detailed, dividend in cash and bonus shares will be payable and distributed to and amongst the shareholders in proportion to the capital amount paid-up on the nominal value of the shares held by them, disregarding any premium paid thereon, save that any amount paid-up on account of a share which has not been called or has not yet become payable and on which the Company pays interest to the shareholder will not for the purpose of this section be deemed to be an amount paid-up on account of the share.

d. No dividend or monies whatsoever or benefits in respect of a share will carry interest.

e. The Board of Directors may deduct from any dividend or monies whatsoever or benefits in respect of any share, all sums presently payable by the shareholder to the Company on account of calls as mentioned herein or otherwise.

f. The Board of Directors may detain any dividend or bonus shares or monies whatsoever or benefits in respect of a share over which the Company has a charge and apply the amount of such dividend or bonus shares or monies or benefits, in discharge of debts or liabilities in respect of which the Company has a charge.

g. For the purpose of giving effect to any resolution concerning a distribution as defined in the Law, the Board of Directors may:

1. Settle as they deem fit any difficulty arising in regard to the distribution and take such steps as are required therefor.
2. Disregard shares of an amount lower than that prescribed by the Board of Directors in order to adjust the rights of the shareholders;

h. The Board of Directors may, from time to time, provide for the manner of payment of dividends or distribution of bonus shares and the arrangements relating thereto to both registered shareholders as well as those holding share warrants. Without derogating from the generality of the foregoing, the Board of Directors may pay any dividend or monies in respect of shares by sending a cheque by post to the address of the shareholder registered in the register of shareholders of the Company. The dispatch of such cheque will be carried out at the risk of the shareholder.

i. If a number of persons jointly hold shares, each of them shall be entitled to give an effectual receipt for all dividends and payments on account of dividends, return of capital and other monies due with respect to such share.

j. Without derogating from the generality of the provisions set out below concerning the giving of notices to shareholders, in the event of the declaration of dividends, distribution of shares or debentures out of a capitalized fund for the grant of any rights to members to subscribe to shares as yet unissued, the Board of Directors will publish at least once a notice to that effect in two daily newspapers in Israel.

k. The party entitled to dividend which is unclaimed within the period of seven (7) years from the date of the resolution regarding its distribution will be deemed to have waived the same and ownership thereof will revert to the Company.

28. **Branch Registers**

The Company may maintain a further branch register of members abroad, and the The Board of Directors will, from time to time, prescribe the conditions and arrangements according to which such register will be maintained and managed.

29. **Donations**

By decision of the Board of Directors, the Company may give donations to worthy purposes, even if such donation falls outside of the scope of the Company's business considerations.

30. **Notices**

a. Where the Company has reason to believe that the address of any member supplied to it is no longer his address, such member will be deemed not to have supplied the Company with any address in either of the following cases:

1. Where the Company has sent such member, at the address supplied by him, a registered letter requesting him to confirm that the address is still current or to advise the Company of a new address, and the Company has failed to receive any reply within 60 days of the date that such letter was posted by the Company;

2. Where the Company has sent such member, at the address supplied by him, a registered letter and the Postal Authority, on returning such letter or in the absence thereof has advised the Company that the letter was not delivered to such address due to the person being unknown at such address or for some other similar reason.

b. Notices of the Company to a member registered as such with the Company in the shareholders' register may be served on the member personally, sent by post at the address so registered with the Company, by fax, e-mail or other means of technology. A notice sent by post will be deemed to have been served if posted in a pre-paid letter containing the notice and bearing the registered address of the member.

c. A member whose registered address is not in Israel may, from time to time, notify in writing to the Company an address in Israel which shall be deemed to be his address within the meaning of the paragraph (a) hereof. As regards registered members who have given no such registered address in Israel, a notice displayed at the Office will be regarded as having been duly notified to them from the moment it is displayed.

d. Any notice sent by registered post will be deemed to have been delivered on the day the letter, envelope or other package containing the notice has been posted, and in order to prove such delivery, it will be sufficient to prove that such letter, envelope or package containing the notice was properly addressed and placed at the post office. A certificate in writing signed by a director, secretary of the Company or other office holder of the Company stating that the envelope or package containing the notice was so addressed and placed, shall serve as prima facie evidence thereof.

e. Notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the register in respect of the share.

f. Notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy or liquidation of a member by sending it through the post in a prepaid letter addressed to them by name or by the title of representatives of the deceased, or trustee of the bankrupt, or liquidation of the corporation wound up, or by any like description, at the address, if any, in Israel supplied for the purpose by the persons claiming to be so entitled or, until such an address has been so supplied, by giving the notice in any manner in which the same might have been given if the death or bankruptcy or liquidation had not occurred.

g. Notwithstanding the foregoing and subject as prescribed by law, notice by the Company may be given to the holders of any shares by advertising the notice in two newspapers appearing in Israel or the Company's Internet site. Such publication shall be made subject to the requirements of the Law and the dates specified therein.

h. Where a given number of days' notice, or notice extending over any other period is required to be given, the day of service shall be counted in such number of days or other period, unless otherwise provided.

i. The unintentional deletion or error in or in the dispatch of any notice to a member will not affect the validity of any act done or not done following such notice.

31. **Alteration of the Articles**

The Company may alter these Articles by resolution adopted at a general meeting, by simple majority.

32. **Transactions requiring approval**

According to a special resolution as at 23.12.02

a. Each transaction, act or omission of the Company which, by the Companies Law, requires approval according to the articles of association of the Company, including, in particular, approval indicating that such transaction, act or omission does not harm the interests of the Company (hereinafter: "act requiring approval") will be approved by the Board of Directors or by the person authorized for such purpose by the Board of Directors;

b. The Board of Directors may appoint such person or group of persons or other body or bodies for the purpose of approving acts requiring approval, and such appointment may be general, or for a certain class of acts or for an act requiring special approval;

c. An act requiring approval that has been approved by, or by the person appointed by the Board of Directors as mentioned, will be deemed to be approval that has been granted in accordance with the provisions contained in these Articles.

33. **Signature rights**

According to the resolution passed by a simple majority at the Annual meeting of 13.09.04

The Board of Directors or the Board of Management may empower any person or persons (even if not being members of the Board of Directors or Board of Management) to act and sign on behalf of the Company, and the acts and signatures of such person or persons will be binding upon the Company, if and to the extent that such person or persons have acted and signed within the scope of their foregoing powers.

BANK HAPOALIM B.M.
Number at the Registrar: 520000118
Securities of the Corporation are listed for trade on the Tel-Aviv Stock Exchange
Abbreviated Name: Poalim
Street: POB 27, Tel-Aviv 61000
Telephone: 03-567 3800, 03-567 3333, Fax: 03-567 4576
Electronic Mail: YORAM.WEISSBREM@MAILPOALIM.CO.IL

Schedule 6

Transmission Date: 06/08/2008
Reference: 2008-01-227544

To
Securities Authority
www.isa.gov.il

To
The Tel-Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report on change in Memorandum and/or in Articles

Regulation 31C and 31D of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. On *06/08/2008* a change in the Memorandum and Articles of Association of the Corporation was resolved at the General Meeting.

2. Nature of change:

Increase of the registered capital of the Bank by 2 billion additional ordinary shares of NIS 1 n.v. each, so that after the increase as aforesaid the registered capital of the Bank will be comprised of 4 billion ordinary shares:

3. Version of Change:

Amendment of Article 4(a) of the Articles of Association of the Bank and Paragraph 5(a) of the Memorandum of Association of the Bank, so that the provisions thereof be struck out and be replaced by: "The registered share capital of the Company is NIS 4 billion (4,000,000,000) divided into 4 billion (4,000,000,000) ordinary shares of NIS 1 nominal value each."

4. Date of commencement: 06/08/2008

5. Attached are the Articles after the change:

6. Attached is the Memorandum after the change:

BANK HAPOALIM B.M.

Incorporated in 1921

Memorandum and Articles of Association

As at August 6, 2008

Bank Hapoalim Ltd.
Memorandum of Association

1. Name of the Company: **in Hebrew: בנק הפועלים בערבון מוגבל**
   in English: Bank Hapoalim B.M.

2. The liability of a shareholder for the debts of the Company is limited to the unpaid portion of the nominal value of his shares, that he undertook to pay in consideration for his shares upon allotment.

3. The names of the first members are:

Blumenfeld Ephraim	Secretary, Tel Aviv
Twerski Nacum	Accountant, Tel Aviv
Katznelson Berl	Agricultural Labourer, Tel Aviv
Sprinzak Joseph	Secretary, Tel Aviv
Berligne Eliiahu	Advoacte, Tel Aviv
Rosoff Israel	Landowner, Tel Aviv
Ruppin Arthur	Dr. Tel Aviv

4. Objects of the Company: to engage in any legal business.

5. (a) The registered share capital of the Company is NIS 4 billion (4,000,000,000) divided into 4 billion (4,000,000,000) ordinary shares of NIS 1 nominal value each.

   According to the resolution passed by a simple majority at the special meeting of 06 08 08

   (b) The rights attaching to the shares of the Company will be as prescribed in the Articles of Association of the Company.

6. The Company may alter the provisions of this Memorandum by resolution passed at a general meeting by a simple majority of the votes of the shareholders present at the general meeting. On such a vote by the shareholders, abstention votes will not be taken into account.

We, the several persons, whose names, addresses and descriptions are set out below, wish to be incorporated into a company pursuant to this Memorandum of Association, and agree to take the number of shares in the capital of the Company set opposite our respective names.

The names, addresses and initials of the subscribers, number of shares taken by each subscriber:

Ephraim Blumenfeld, Tel Aviv, Secretary,	One share
Jacob Efter, Tel Aviv, Agricultural Labourer	One share
Nachum Twersky, Tel Aviv, Accountant	One share
Joseph Sprinzak, Tel Aviv, Secretary	One share
David Remez, Tel Aviv, Workman	One share
Isaac Tabenkin, Tel Aviv, Workman	One share
Isaac Wilkansky, Tel Aviv, Agricultural Engineer	One share
Berl Katznelson, Tel Aviv, Agricultural Worker	One share
Bezalel Schlarsky, Tel Aviv, Bookkeeper	One share
Eliezer Shohat, Mikveh-Israel, Agricultural Labourer	One share
Isaac Ben-Zvi, Jerusalem, Journalist	One share

Date: 1 April, 1921.
Witnesses to the signatures:
Eliyahu Muntshik, (signed) David Zhuchovitzky (signed)

Bank Hapoalim B.M.

Articles of Association

1. **Interpretation**

In these Articles, save where the context otherwise requires:

"the Articles" or "**these Articles"**	-	means these articles of association in force for the time being and as amended by the shareholders from time to time;
"the Company"	-	means Bank Hapoalim B.M.
"the Board of Directors"	-	means the board of directors constituted under these Articles;
"the Board of Management"	-	means the board of management constituted under these Articles;
"the Companies Law" or **"the Law"**	-	means the Companies Law, 5759-1999, as amended from time to time;
"the Securities Law"	-	means the Securities Law, 5728-1968;
"the Office"	-	means the registered office of the Company for the time being;
"writing"	-	includes, printing, photocopy, cable, telex or fax, e-mail, or any other method or writing, composed of or expressing words in a visible manner;
"signature" or **"autographic signature"**	-	means the autographic signature of the person signing, or also the digital signature or facsimile of his signature, unless only an autographic signature is provided for.
"ordinary resolution"	-	means a resolution passed by majority vote of those present and participating in the vote (excluding abstentions);

Subject to the provisions hereof and save where otherwise expressly required, in these Articles, expressions defined in the Companies Law shall have the meanings so defined, and words importing the singular shall include the plural, and vice versa; and words importing the masculine gender shall include feminine, and words importing persons shall include corporations.

If any Article (or any part thereof) herein contain will be held invalid, illegal, or unenforceable on any legal ground whatsoever, this shall not in any way affect the validity, legality and enforceability of the remainder of these Articles.

2. **The name of the Company is:**

in Hebrew: בנק הפועלים בע"מ
In English: Bank Hapoalim B.M.

3. **Objects of the Company**

The objects of the Company are to engage in any legal business.

4. **Registered Share Capital of the Company**

According to the resolution passed by a simple majority at the special meeting of 06.08.08

a. The registered share capital of the Company is NIS 4 billion (4,000,000,000) divided into 4 billion (4,000,000,000) ordinary shares of NIS 1 nominal value each.

b. All ordinary shares have equal rights between them in all respects and each ordinary share confers upon the holder thereof:
   1. The right to vote - a right to receive notices of and attend general meetings of the shareholders of the Company, and the right to one vote in respect of each ordinary share when voting at any general meeting of the Company attended by the holder thereof;
   2. The right to dividend - a right to receive dividends, if and when distributed, and a right to receive bonus shares if and when distributed, in proportion to the nominal value of the shares, disregarding any premium paid thereon;
   3. The right on a winding-up - a right to participate in the distribution of the Company's surplus assets after the winding-up thereof, in accordance with its proportionate share of the issued share capital of the Company.

5. **Alteration of capital and modification of rights**

a. The Company may, by simple majority of the shareholders in general meeting:
   1. Increase its registered share capital in such amount as will be resolved by the creation of new shares, on such terms and with such rights as the resolution prescribes, whether or not all the shares for the time being have been issued or a resolution exists for the issue thereof and whether or not they have yet to be issued or resolved to be issued.
   2. Cancel any registered shares which have not been issued, provided no undertaking, including a contingent undertaking, exists of the Company to issue the shares.
   3. To modify, cancel, convert, extend, add to or otherwise modify, the rights, privileges, advantages, restrictions and terms whether or not for the time being related to the Company's shares.
   4. Consolidate and divide its share capital into shares of larger or smaller nominal value than its existing shares.
   5. To reduce its share capital in any manner and with and subject to any incident, authorized, and consent required, by the Law.

6. To make such other modification to the share capital of the Company or the rights attaching to its shares, unless such power is vested in any other organ of the Company.

b. The rights conferred upon the holders of any shares, including preference shares (as defined in the Securities Law) will not, unless otherwise prescribed by the terms of issue of such shares, be deemed to have been varied by the creation or issue of additional shares *pari passu* with them.

c. To every separate class meeting of shares of the Company, the provisions of these Articles relating to general meetings shall, *mutatis mutandis*, apply.

d. For the purpose of giving effect to such resolution, the Board of Directors may settle any difficulty which may arise, as they think expedient. Without derogating from such powers of the Board of Directors, in the event of any fractional shares resulting from a consolidation of the share capital, the Board of Directors may:

1. sell any sum of fractional shares and for such purpose appoint a trustee in whose name certificates will be issued of the fractional shares, and which will be sold and the proceeds obtained, less commissions, be divided amongst those entitled;
2. to allot to any shareholder who is left following the consolidation with a fractional share, fully paid-up shares of the same class prior to the consolidation, in such number as will, together with the consolidation thereof, be sufficient to constitute a single consolidated complete share, such allotment to be deemed as having been effected immediately prior to the consolidation.
3. Determine that shareholders not being entitled to receive consolidated shares in respect of a fractional consolidated share deriving from the consolidation of one half or less of the number of shares the consolidation of which created a single consolidated share, but that they will be entitled to duly receive a consolidated share or a fractional consolidated share resulting from the consolidation of more than one half of the number of shares the consolidation of which created a single consolidated share.

e. With respect to any consolidation of shares into shares of larger nominal value, the Board of Directors may make arrangements to settle any difficulty which may arise with regard thereto and, in particular, may determine which shares shall be consolidated with such share or otherwise, and, in the case of a consolidation of shares held by more than a single holder, may make arrangements for the sale of the share being consolidated, the manner of the sale thereof and the mode of division of the net proceeds and appoint a person for the purpose of carrying out the transfer and any action effected by such person shall be valid and unimpeachable.

f. The Board of Directors of the Company may:

1. Issue shares and other securities, including convertible or realizable securities up to the amount of the Company's registered capital, including allotting (or otherwise dealing) to such persons, in exchange for cash or otherwise, on such exceptions and terms, whether at a premium or at par or at a discount, on such dates as they will consider appropriate, and grant any person the right to demand the allotment of any shares during such period and against such consideration as the Board of Directors will determine;

2. To issue, and redeem, redeemable securities in any manner and on such terms as it will resolve from time to time.
3. To pass a resolution issuing a series of debentures within the scope of its power to borrow on the Company's behalf, subject to such power.

g. Upon the allotment of shares, the Board of Directors may determine different terms for shareholders in relation to the consideration, amounts of calls and/or the dates of payment thereof.

6. **Liability of the Shareholders of the Company**

The liability of a shareholder for the debts of the Company is limited to the unpaid portion of the nominal value of his shares, that he undertook to pay in consideration for his shares upon allotment.

7. **Share Certificates**

a. The holder of a registered share shall be entitled to receive from the Company a share certificate testifying to the title of the shares registered in his name.

b. Share certificates will be issued with the stamp of the Company, under the hand of two directors or of the secretary of the Company and one director or such other person as will be directed by the Board of Directors.

c. A shareholder will be entitled (after paying the amount prescribed by the Board of Directors from time to time) to a number of share certificates each representing one or more shares of the Company registered in his name in the register of shareholders; each share certificate to denote the number of shares in respect of which it was issued and the amount paid-up thereon and such other details, as will be deemed relevant by the Board of Directors.

d. Share certificates registered in the name of two or more persons will be delivered to such person all of the joint holders will direct and in the absence of agreement to the person whose name first appears in the register of members in relation to the joint owners.

e. A share certificate which has been proved to the satisfaction of the directors to have become lost or defaced, may be replaced by the Company upon such payment (if any) and on such terms as to evidence and indemnity as the Board of Directors shall, deem sufficient.

8. **Transfer and transmission of shares**

a. No transfer of shares shall be registered unless a proper instrument of transfer is delivered to the Company. The instrument of transfer of a share in the Company will be signed by the transferor and the transferee, and the transferor shall be deemed to remain the shareholder until the name of the transferee is registered in the register of members in relation to the transferred share.

b. An instrument of transfer of a share shall be in the following form or similar thereto or in any usual or common form as the Board of Directors shall approve -

"I ______________________ of _______________ (hereinafter: "the transferor") in consideration of the sum of _____________ Shekels paid to me by ____________ of _________________ (hereinafter called "the transferee") hereby transfer to the transferee* ___________ shares of** __________ (if the Company has shares of nominal value - of NIS _______nominal value each) each denoted by the numbers ________________ through ________________ (inclusive) of Bank Hapoalim B.M., to have and to hold unto the transferee, his executors, administrators and assigns, subject to the several conditions on which I hold the same at the time of the execution thereof and I, the transferee, do hereby agree to take the said shares subject to the conditions aforesaid.
As witness our hands this _____ day of _______________.
The transferor ________________ The transferee ______________

Witness to the signature of the transferor ______________________________

Witness to the signature of the transferee ______________________________

* Specify number of shares.
** Specify class of shares

c. The instrument of transfer lodged with the Company will be accompanied by any document (including the certificate of the share being transferred) as the Board of Directors will require in connection therewith. All the foregoing documents will be retained by the Company if the transfer of shares is approved.

d. The Board of Directors may decline to recognize an instrument of transfer unless accompanied by the certificate of the share being transferred and such other evidence as the Board of Directors may require to prove the title of the transferor to transfer the shares and payment of a transfer fee if prescribed by the Board of Directors. Instruments of transfer will be retained by the Company.

e. If the Board of Directors refused to approve a transfer of shares, they shall, not later than three weeks after the date on which the instrument of transfer was lodged, notify the transfer thereof, and the documents relating to the transfer which has not been approved, will be returned to the person depositing the same, on his demand.

f. Every instrument of transfer shall relate to one class of shares only.

g. The Company shall be entitled to charge such a fee as will be fixed, from time to time by the Board of Directors, for registration of a transfer,

h. In the case of the death of a member, the heirs, executors or administrators of the deceased shall be the only persons recognized by the Company as having any title to a share, and where the deceased was a joint holder, the surviving joint holders shall be recognized as having a title to the share, but nothing in the foregoing shall release the estate of a deceased joint holder from any liability in respect of any share which had been held jointly by him with other persons.

i. Any person becoming entitled to a share as a result of the death or bankruptcy of a member, and a person appointed as trustee or receiver of a bankrupt member, (each of whom being hereinafter called: "the person entitled to a share") shall be entitled to request to be registered as shareholder thereof or to transfer the same to another, subject to furnishing such evidence required from time to time by the Board of Directors to prove his right, and subject to the provisions of these Articles concerning transfer of shares.

j. The person entitled to a share shall be entitled to the same dividends and other rights to which he would be entitled if he were the registered holder of the share (even if he has not been registered as such) except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to receiving notices of, and attending and voting at such meetings.

k. Notwithstanding the foregoing, the Board of Directors may at any time give notice require the person entitled to a share to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 60 days, the Board of Directors may withhold payment of all dividends, or distributions or other monies payable in respect of the share until the requirements of the notice have been complied with. The presentation of such a demand will be deemed to constitute approval of the Board of Directors to register the person entitled to a share as holder thereof, save that the Board of Directors shall continue to have the right to decline to approve a transfer of the share in accordance with the provisions of Article 8(d) above.

l. The Company will be entitled to destroy instruments of transfer of shares after the expiration of seven years from the date of registration and share certificates which have been cancelled, after the expiration of three years from the date of cancellation thereof, and it shall be prima facie presumed that all instruments of transfer and shares so destroyed were effective and that the transfers, cancellations and registrations, as the case may be, were duly executed.

9. <u>Calls</u>

a. The Board of Directors may, from time to time, make such calls as they see fit upon members for any monies unpaid on the shares held by them, respectively, and which are not by the terms of issue thereof required to be paid at a fixed time or times, and each member shall pay the amount of such calls made upon him in such manner and at the time and place prescribed by the Board of Directors. A call may be effected by making payment in installments. A call shall be deemed to have been made on the date of passing the decision of the Board of Directors authorising the call.

b. Fourteen days' notice will be given of any call specifying the time and place of payment thereof and to whom such call shall be paid, save that the Board of Directors may, before the time prescribed for payment, revoke, by notice in writing to the members, such call or extend the time for payment thereof.

c. If, by the terms of issuance of any share or otherwise, an amount or installment (including any amount of premium) on account of a share is made payable at a fixed date or time, such sum shall be payable as if it were a call duly made by the Board of Directors and notified, and the provisions as to calls herein contained shall apply to any such amount or installment.

d. The joint holders of a share shall be jointly and severally liable to pay all calls and installments due in respect thereof.

e. If any member fails to pay any call on or any installment on or before the day appointed for payment thereof, the Board of Directors may at any time so long as the call or installment remains unpaid, serve a notice on him requiring payment of such call or installment together with any interest and linkage accrued on such amount and all expenses incurred by the Company in respect of such non-payment.

f. The Board of Directors may, if they think fit, receive from any member willing to advance some or any part of the monies due upon the shares held by him beyond the sum actually called for and may, upon the amounts so paid or satisfied in advance as hereinabove provided by this Article, pay interest at such rate as the Board of Directors may determine. The Board of Directors may at any time repay the amount so advanced, wholly or in part, if they think fit.

10. **Forfeiture and Charge**

a. If any member fails to pay any call on or any installment on or before the day appointed for payment thereof, the Board of Directors may at any time so long as the call or installment remains unpaid, serve a notice on him requiring payment of such call or installment together with any interest and linkage which may have accrued and all expenses incurred by the Company by reason of such non-payment.

b. The notice shall name a further day (which shall be not earlier than 14 days from the date of the notice) and a place or places at which such call or installment together with such interest, linkage and expenses are to be paid. The notice shall further state that in the event of non-payment at or before the date appointed and at the place specified, the shares in respect of which the call was made or the installment has become payable, may be liable to be forfeited.

c. If the requirements of any such notice as aforesaid are not complied with, the shares in respect of which the call has been made or the installment has become due, may be forfeited by the Board of Directors. Such forfeiture shall include also the dividends, bonus shares, and other rights declared in respect of the forfeited shares and not actually paid before the forfeiture. The Board of Directors may accept a surrender of any share liable to be forfeited.

d. A share so forfeited or surrendered shall be deemed to be the property of the Company and the Board of Directors may, subject to the provisions of these Articles, sell the same as they deem fit.

e. The Board of Directors may, at any time, before any share so forfeited shall have been sold, annul the forfeiture thereof on such terms as they think fit.

f. A person whose shares have been forfeited as aforesaid shall cease to be a member in respect of the forfeited shares but shall notwithstanding, remain liable to the Company, unless the shares forfeited have been sold and the Company has received the full amounts for which such was liable, together with the expenses

g. Where the proceeds received on account of a sale of the shares forfeited exceed that for which such person was liable, the Company shall repay him such part of the consideration that he paid for them, if any, in a manner prescribed in the terms of allotment, provided the consideration remaining in the hands of the Company will be not less than the full amount of the consideration for which such person was liable, together with the expenses incidental to the sale.

h. The provisions of this Chapter shall similarly apply in the case of non-payment of any sum which, by the terms of issue or allotment of such share becomes payable at a fixed time whether on account of the amount of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

11. **General meetings, notices and the contents thereof**

a. Notice convening a general meeting will be published in at least two daily newspapers of general circulation published in Hebrew and will include the agenda laid down for the meeting, the resolutions proposed and arrangements regarding voting instruments, as appropriate.

b. The Company shall not be bound to serve notice of a general meetings personally on a shareholder registered in the register of shareholders.

12. **Quorum at general meetings and adjourned meetings, and meetings adjourned by resolution**

a. Two members at least, holding at least twenty five per cent (25%) of the voting rights, present within half an hour of the time appointed for the meeting to proceed to business, shall be a quorum for holding a general meeting.

b. If within half an hour of the time appointed for the meeting a quorum is not present the meeting will stand adjourned to the same day in the next week at the same time and place, or to such other time as will be specified in the notice of the meeting.

c. If at such adjourned meeting the quorum prescribed in Article 12(a) above is not present within half an hour of the time appointed, the meeting will take place with the members present, whatever their number.

d. Notwithstanding Article 12(c) above, as regards a general meeting convened upon the requisition of shareholders as provided in sections 63(b)(2) or 64(a) of the Law, the adjourned meeting will only take place if there are present at least the number of shareholders required to convene the meeting as respectively prescribed in the foregoing sections.

e. A general meeting at which a quorum is present may adjourn the meeting from time to time and place to place as directed by the meeting but no business will be transacted at any adjourned meeting other than that left unfinished at the meeting from which the adjournment took place.

f. A general meeting adjourned according to Article 12(e) for more than 21 days, will be notified as prescribed in Article 11 above.

13. **Chairman of the general meeting**

The chairman of the Board of Directors and, in his absence, his deputy, and, in his absence, such other person who has been appointed for such purpose by the Board of Directors, will preside over any general meeting of the Company. If the chairman of the Board of Directors, his deputy or the person appointed by the Board of Directors as aforesaid is unable to preside over the meeting, the members present will appoint one of their number to act as chairman of the meeting.

14. **Votes at general meetings**

a. A shareholder may vote personally or by proxy.

b. Any member of the Company being a corporate body may by resolution of its directors or other governing body authorize such person as it deems fit to act as its representative at any general meeting of the Company, and the person so authorized will be entitled to exercise on behalf of the corporate body he represents, the same powers as that corporation could exercise if it were an individual member of the Company. A person holding a power of attorney from a member in that behalf, may appoint himself or any other person as proxy for the corporation that he represents, whether or not the holder of the power of attorney is a member of the Company.

c. A member who is a minor or in respect of whom a court has declared him to have no legal capacity, may vote as guardian, and any such guardian as aforesaid may vote by proxy.

d. In the case of joint shareholders, the vote of one of the joint shareholders who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint shareholders, and for this purpose, the joint holder whose vote is tendered will be determined by the order in which the names stand in the register of members, unless the remaining joint holders will have agreed otherwise in writing and delivered their agreement to the Company.

e. A member may appoint a proxy, who shall not be bound to be a member of the Company, to vote on his behalf. The appointment of a proxy will be in writing under the hand of the appointor or his authorized representative in that behalf, and, if the appointor is a corporation - by those authorized to bind the corporation.

f. The instrument appointing a proxy, as well as the power of attorney (if any) under which it is signed, or a copy thereof certified to the satisfaction of the Board of Directors, will be deposited at the Office or the place where the meeting will convene, not less than 48 hours before the time appointed for commencement of the meeting at which the person named in the instrument proposes to vote, save that the chairman of the meeting may waive such demand regarding all the attendees at any meeting, and accept the instrument appointing a proxy and/or power of attorney when the meeting proceeds to business.

g. A member holding more than one share may appoint more than one proxy, subject to the following:

1. The instrument of appointment will specify the class and number of shares in respect of which it is granted;
2. If the total number of shares of any class specified in the instruments of appointment granted by an individual member exceeds the number of shares of such class held by him, all the instruments of appointment granted by such member in respect of the surplus shares will be annulled without affecting the validity of the vote in respect of the shares that are held by him;
3. If only one proxy has been appointed by the member and the instrument of appointment does not specify the number and class of shares in respect of which it was granted, the instrument of appointment will be deemed to have been granted in respect of all the shares existing on the date the instrument of appointment is deposited with the Company or on the date it is delivered to the chairman of the meeting, depending on the circumstances, and in the event of the instrument of appointment having been granted in respect of a number of shares less than that held by the member, he will be deemed to have abstained from voting in respect of the remaining shares held by him and the instrument of appointment will be effectual only in respect of the number of shares therein specified.

h. An instrument appointing a proxy, whether for a meeting specifically mentioned or otherwise, shall be insofar as circumstances permit, be in the following form:

I, ________________ of ________________ being a member of the company ________________ ("the Company") hereby appoint ________________ I.D. no.________________ of ________________ or failing him ________________ I.D. no.________________of ________________ or failing him ________________ I.D. no.________________ of ________________ to vote for me and on my behalf in respect of shares* of class** held by me at the general meeting of the Company/at a class meeting of the holders of shares of the __________*** class to be convened on the _____ day ________________ _____ and at every adjournment thereof.
As witness my hand this ____ day of ________________ _____.

____
Signature

(*) State the number of shares.
(**) State the class of shares.
(***) Specify the class meeting and delete as appropriate.

i. A vote given in accordance with the terms of an instrument of proxy will be valid notwithstanding the death of the appointor or revocation of the power of attorney or transfer of the share in respect of which such vote was given, unless notice in writing of such death, revocation or transfer has been received at the office of the Company or by the chairman of the meeting before voting takes place.

j. No member shall be entitled to attend or vote, either in person or by proxy, at a general meeting otherwise than by virtue of such shares in respect of all calls presently payable by him have been paid.

k. An instrument appointing a proxy will be valid also for any meeting from which the meeting to which the proxy relates may be adjourned

According to the resolution passed by a simple majority at the special meeting of 08.03.06

l. In addition to the provisions of this Article 14, with all of its sub-articles, a shareholder may vote in writing, or through the Internet, in accordance with and subject to all of the provisions which may from time to time be in effect under the Law and the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005, and in any case only with respect to such matters as may be expressly prescribed by law as matters with respect to which shareholders may vote in such a way.

15. **Resolutions passed at general meetings**

a. Any resolution put to the vote of a general meeting shall be decided by a poll.

b. Resolutions at a general meeting, including one relating to amalgamation, will be passed by simple majority, unless otherwise expressly prescribed by the Law or these Articles.

c. A declaration by the chairman of the general meeting that a resolution at a general meeting has been carried unanimously or by a particular majority or lost, will be prima facie evidence of the fact stated therein.

16. **The Board of Directors**

a. The number of members of the Board of Directors will be determined from time to time by general meeting. The number of members of the Board of Directors will be not less than seven (7) and shall not be more than fifteen (15).

b. The members of the Board of Directors of the Company will be elected by the Company in general meeting by the shareholders present at the meeting in person or by proxy.

c. Notwithstanding Article 16(b) above, the Board of Directors will be entitled, from time to time, to appoint an additional director or directors either as an additional member or to fill a vacancy that has arisen for any reason, provided that such appointment and change in appointment will be effected in accordance with the provisions of any voting agreement existing between the shareholders of the Company entitled to appoint directors, a signed copy of which will have been given to the Board of Directors. For this purpose "delivered to the Board of Directors" means - delivered to the chairman of the Board of Directors and his deputy. In the event of any doubt concerning the interpretation of the voting agreement, the Board of Directors will turn to the parties to hear their joint position; and in the event of any dispute, the Board of Directors will refrain from making such appointment or change in appointment as stated above.

d. The office of a director will commence on the date of his appointment or on such later date, as will be determined by resolution of the general meeting or of the Board of Directors as the case may be, under which the director was appointed. Such office shall be in term until ceased or discontinued under Article 16(h) below.

e. A director may resign by giving written notice to the Board of Directors, the chairman of the Board of Directors or the Company, and the resignation will enter into effect on the date the notice was given, unless a later date is specified in the notice. The director will include in the notice of resignation the reasons for his resignation.

f. Upon notice of resignation of a director being received, the resignation and the reasons given therefor will be submitted to the Board of Directors, and noted in the minutes of the next meeting first convened after the resignation.

g. The Company in general meeting may, at any time, remove a director from office, and the Board of Directors may remove from office a director appointed according to the provisions of Article 16(c) above, provided his tenure is terminated with the consent of the shareholders as mentioned in Article 16(c) above.

   A director who is to be removed from office as stated in this Article, will be given a reasonable opportunity to state his case to the general meeting or the Board of Directors, as appropriate.

h. Without derogating from the reasons enumerated in the Law, the office of director will be vacated in any of the following events:
   1. If he has resigned his office according to Article 16(e) above;
   2. If he has been removed from office according to Article 16(g) above;
   3. If he has been convicted of an offence under the Law;
   4. By decision of a court, made according to the Law;
   5. If he has been declared bankrupt and, if the director is a corporation - a resolution for its voluntary winding-up has been passed or winding-up order made against it;
   6. Upon the date of the passing of a resolution by the Board of Directors terminating his tenure in consequence of any other reason specified in the Law;
   7. If he has become legally incompetent;
   8. At the expiration of the period for which he was elected;
   9. If he has been absent from 6 consecutive meetings of the Board of Directors or 8 non-consecutive meetings of the Board during one year. Notwithstanding this, the Board of Directors may allow the membership on the Board of Directors of a director who has failed to attend such number of meetings, if they took place during a period not exceeding 6 months.

i. A director who ceases to hold office shall be eligible to be re-appointed.

j. If no director is appointed or if the office of director is vacated, the remaining directors may continue to act in respect of any matter so long as their number has not fallen below the minimum prescribed for the time being for meetings of the Board of Directors.

k. If their number has dropped below the minimum, the members of the Board of Directors may, by signed resolution of all the members of the Board of Directors appoint an additional director or directors in order to make up a quorum of members of the Board of Directors, as provided in Article 16(c) above.

17. **Conditions of office of the directors**

The conditions of office of the directors will be determined by the general meeting after receiving approval from both the Inspection Committee and the Board of Directors. Directors will be entitled to receive reimbursement of their travelling expenses to meetings of the Board of Directors and committees thereof, and for other duties carried out by them in connection with their office as directors.

18. **Chairman and deputy chairman of the Board of Directors**

a. The Board of Directors of the Company will elect one of their number from time to time to serve as chairman of the Board of Directors and may remove him from office and appoint another in his stead.

   The Board of Directors of the Company may further, from time to time, appoint one of their number to be deputy chairman of the Board of Directors and remove him from office and appoint another in his stead.

b. In the absence of the chairman of the Board of Directors, the deputy chairman of the Board of Directors will take his place, and, in his absence, the Board of Directors will appoint a substitute from amongst its members being directors, not being officers of the Company or active in the day to day management thereof.

c. The Board of Directors may authorize the chairman and/or deputy chairman of the Board of Directors to perform special duties from amongst those imposed on the Board of Directors.

   The chairman, or as appropriate, his deputy, will provide the Board of Directors with a regular report of the performance of such duties.

d. The chairman of the Board of Directors and in turn, his deputy, may appoint an assistant who will be subordinate to him and assist him in the performance of his duties.

19. **Meetings and conduct of meetings of the Board of Directors**

a. The agenda of meetings of the Board of Directors will be fixed by the chairman of the Board and, in his absence, by the deputy chairman, and will include such business as will be determined by the chairman, as well as any matter that a director or the general manager have requested the chairman of the Board to include on the agenda, a reasonable time prior to the meeting being convened.

b. The chairman of the Board of Directors will preside over its meetings. In the absence of the chairman of the Board of Directors from the meeting, he will be substituted by his deputy, and, in his absence, the Board of Directors will appoint another one of its members to conduct the meetings and sign the minutes of the deliberation, save that the person appointed will have no additional vote.

According to the resolution passed by a simple majority at the Annual meeting of 10.11.05

c. The quorum for commencing a meeting of the Board of Directors shall be a majority of the members of the Board of Directors. Any meeting of the Board of Directors at which a quorum is present shall have all of the authorities and powers conferred upon the Board of Directors at such time.

According to a special resolution as at 23.12.02

d. The Board of Directors may pass resolutions without actually convening, provided all the directors entitled to attend the discussions and vote on the proposed resolution, have agreed thereto. Upon such resolutions being passed, minutes of the resolutions will be registered and signed by the chairman of the Board of Directors.

20. **Votes of the Board of Directors**

a. On votes at the Board of Directors, each director will have a single vote.

b. Resolutions of the Board of Directors will be passed by a simple majority of votes of the members of the Board of Directors present, and in the event of an equality of votes, the resolution will fail.

c. Minutes approved and signed by the chairman of the meeting or the chairman of the Board of Directors, will serve as prima facie evidence of the contents thereof.

21. **Committees of the Board of Directors**

a. The provisions of the Law pertaining to the convening and conduct of meetings of the Board of Directors will, *mutatis mutandis*, similarly apply to meetings convened of committees of the Board of Directors, and the manner of their conduct.

b. Minutes of meetings of the committees will be available for the inspection of all the members of the Board of Directors.

22. **Inspection Committee**

a. The Board of Directors of the Company will appoint from amongst its members, an Inspection Committee, and the provisions contained in Article 21 above will, *mutatis mutandis*, apply thereto.

b. The number of members of the Inspection Committee will be not less than three (3) and its members will be appointed in accordance with the Law. The chairman of the Inspection Committee will be an outside director.

c. The Inspection Committee will hold at least six (6) meetings a year, and its duties and powers will be as prescribed in the Law and the Directives of the Bank of Israel.

d. The requisite quorum for meetings of the Inspection Committee is a majority of its members, provided that most of them are outside directors.

e. The internal auditor of the Company will receive notices of meetings of the Inspection Committee and be entitled to participate therein. The internal auditor may request the chairman of the Inspection Committee to convene, and the

chairman will so convene the Committee, if he deems fit, to discuss any matter specified in the auditor's request within a reasonable time of his request.

f. The Inspection Committee will discuss the internal auditor's work plan, before being submitted to the Board of Directors for approval.

g. The Inspection Committee will monitor the implementation of the internal auditor's work plan, regularly receive the internal inspection reports which the internal auditor deems material, as determined by the internal auditor, and consider the findings thereof. The Committee may determine that there be brough before them a summary of the internal auditor's inspection reports or the full reports, as they shall deem fit. A list of the inspection reports will be sent regularly to the Inspection Committee.

h. The Inspection Committee shall recommend on the termination or suspension of the internal auditor from service.

i. The Inspection Committee will consider the inspection reports of the Supervisor of Banks, unless any particular report specifically states that it must be submitted to the Board of Directors in a plenary session and shall reach the necessary decisions resulting from such deliberations.

j. The Inspection Committee will consider the inspection reports of the auditor.

k. Notice of the holding of an inspection meeting at which a subject arises pertaining to the audit of the financial statements, will be sent to the auditor of the Company, who will be entitled to participate thereat.

l. The Inspection Committee will, at least once every three years, or upon the termination of the term of the auditor's period of appointment, whichever is the earlier, discuss the possibility of replacing the auditor and state its position to the general meeting on whose agenda termination of the auditor's service or non-renewal of his service is to be discussed.

m. The Inspection Committee will make an audit through the internal auditor or otherwise of the regular performance of the directives of the Board of Directors.

n. The Inspection Committee will address discrepancies in the business management of the Company inter alia, in consultation with the internal auditor and the auditor of the Company, and propose methods to rectify them to the Board of Directors. The Inspection Committee will further decide whether to approve actions and transactions requiring the approval of the Inspection Committee according to the Law.

23. **Board of Management**

a. The Company will have a Board of Management.

b. The Board of Directors will elect from amongst the members of the Board of Management the general manager. The general manager is responsible for the regular conduct of the Company's affairs, and implementation of the policy determined by the Board of Directors, subject to his directions.

c. The Board of Directors, upon the recommendation of, or after consultation with the general manager, will elect the members of the Board of Management in the manner and on such conditions, for such periods and in such number as will be resolved from time to time. The Board of Directors shall, upon like recommendation or after consultation, also be entitled to remove any member of the Board of Management, or elect an additional member of the Board of Management.

d. The Board of Management may convene meetings and adjourn their meetings and regulate their proceedings and discussions in such manner and order, and subject to such rules and procedures as they shall determine.

e. The Board of Management will fix the requisite quorum for their meetings, and, unless otherwise fixed by the Board of Management, three members of the Board of Management shall be a quorum for their meetings.

f. Subject to the foregoing, the provisions contained in these Articles concerning the order, form and manner of the proceedings of the Board of Directors and their meetings will, *mutatis mutandis*, apply to the meetings and proceedings of the Board of Management.

g. The Board of Management will, with the approval of the Board of Directors, determine the Company's candidates for serving as directors in other companies.

24. **Exemption, Indemnification, and Insurance**

According to the resolution passed by a simple majority at the Annual meeting of 10.11.05

a. The Company may give an undertaking in advance to indemnify an office holder thereof in so far as such an undertaking is now and/or at any time may be permitted under the Companies Law, provided that the undertaking to indemnify shall be limited to events which in the opinion of the Board of Directors are foreseeable in the light of the actual activities of the Company, at the time the undertaking to indemnify is given (hereinafter - "the Indemnification Events"). The amount of indemnification which the Company shall make available, by virtue of such undertaking, to any office holder thereof, on a cumulative basis, in respect of one or more Indemnification Events, shall not exceed 25% (twenty-five per cent) of the Company's shareholders' equity according to the latest financial reports of the Company published prior to the actual time of indemnification.

b. The Company may also indemnify an office holder thereof retroactively.

c. Indemnification and an undertaking to indemnify as in sub-articles a. and b. aforesaid, shall follow from some liability or expense imposed upon the office holder or which he has expended following some act which he has committed in his capacity as an office holder of the Company in so far as such indemnification is permitted, at any time, under any provision of the Companies Law, including (and without derogation from the generality of the foregoing), under the provisions of Section 260(a) of the Companies Law, including all of its sub-sections, as their terms may be at any time.
The undertaking to indemnify as aforesaid shall apply with respect to any liability or expense, which is indemnifiable by law. Without derogating from the generality of the foregoing, the Company may give indemnification to an office holder with respect to any of the following:

1. Any financial liability imposed upon him in favour of any other person by any judgment, including any compromise judgment or arbitration award confirmed by a court of law;

2. Reasonable litigation expenses, including advocates' fees, expended by an office holder following an investigation or procedure conducted against him by any authority competent to conduct an investigation or procedure, and which was concluded without any charges being laid against him and without any financial liability being imposed upon him as an alternative to a criminal proceeding, or which was concluded without any charges being laid against him but with the imposition of financial liability as an alternative to a criminal proceeding with respect to an offence which does not require proof of criminal intent; in this paragraph -
"Conclusion of a proceeding without any charges being laid in a matter with respect to which a criminal investigation was begun" - means closing the file under Section 62 of the Criminal Procedure [Combined Version] Law, 5742-1982 (in this sub-paragraph – the Criminal Procedure Law), or a stay of proceedings by the Attorney General for the Government under Section 231 of the Criminal Procedure Law;
"Financial liability as an alternative to a criminal proceeding" – means a financial liability imposed by law as an alternative to a criminal proceeding, including an administrative fine under the Administrative Offences Law, 5746-1985, a fine in respect of an offence which has been designated as a finable offence under the provisions of the Criminal Procedure Law, a monetary sanction or penalty.

3. Reasonable litigation expenses, including advocates' fees, expended by the office holder or which he was ordered to pay by a court of law, in a proceeding brought against him by the Company or in its name or by another person, or in a criminal indictment of which he was acquitted, or in a criminal indictment of which he was convicted of an offence which does not require proof of criminal intent."

Approval of the validity of sub-articles d & e according to the resolution passed by a special majority at the special meeting of 08.03.06

d. The Company may enter into a contract for insuring the liability of an office holder of the Company on account of liability imposed upon him following an act committed by virtue of his being an office holder, in any of the following:
1. Breach of the duty of caution towards the Company or any other person.
2. Breach of fiduciary duty towards the Company provided the office holder acted in good faith and had reasonable grounds for assuming that the act would not harm the interests of the Company;
3. Any pecuniary liability imposed upon him in favour of any of any other person.

e. The Company will not enter into a contract to ensure the liability of, nor indemnify, nor exempt, an office holder of the Company from his liability towards the Company on account of any of the following:
1. Breach of fiduciary duty, except for breach of fiduciary duty towards the Company, provided the office holder acted in good faith and had reasonable ground to assume that the act would not harm the interests of the Company.
2. Breach of fiduciary duty committed intentionally or recklessly.
3. An act intended to generate personal gain unlawfully.
4. A fine or penalty imposed upon him.

25. **Internal auditor**

a. The Board of Directors of the Company will appoint an internal auditor as proposed by the Inspection Committee.

b. The internal auditor will submit for the approval of the Inspection Committee his proposal for an annual or periodic work plan and the Inspection Committee will approve the same subject to such changes as appear appropriate to it.

c. The internal auditor will submit reports of his findings to the chairman of the Board of Directors, the general manager and chairman of the Inspection Committee; and, in so doing, will submit periodic and annual inspection reports, including a periodic report of the implementation of the internal auditor's work plan. The inspection reports will be prepared in writing, regularly and shortly after the events. Extraordinary findings will be immediately reported by the internal auditor.

d. The service of the internal auditor will only be terminated according to the provisions contained in clause 153 of the Law.

e. The chairman of the Board of Directors or chairman of the Inspection Committee may charge the internal auditor to prepare an internal audit in addition to the work plan, on such matters for which the need of an urgent investigation arises.

f. Extraordinary events which give rise to suspicions of a criminal offence will be immediately referred to the internal auditor for investigation and brought to the attention of the chairman of the Board of Directors.

g. The internal auditor and his staff will not be assigned any duties which are not within the scope of the internal auditing functions.

h. The Board of Directors, through the chairman of the Board and the Board of Management will do everything necessary to ensure that the internal auditor receives all the information and documents required by him to hold the internal audit. In doing so, the internal auditor will be entitled to inspect minutes of the meetings of the Board of Directors and of its committees.

i. The internal auditor will regularly receive every inspection report of the Supervisor of Banks and related correspondence.

j. The internal auditor will, upon his request, be entitled to appear before the Board of Directors or the Inspection Committee in respect of any matter falling within the scope of his duties. The Board of Directors in plenary session will summon him to appear before them when reviewing the internal audit activities.

26. **Auditors**

a. The Company will appoint an auditor to audit its annual financial statements and express his opinion thereon, and may similarly appoint a number of auditors to perform the audit related-activities jointly.

b. The appointment of the auditing accountant will be made at each annual meeting. The auditor will hold office until the termination of the next annual meeting following that at which he was appointed or until the end of the third annual

meeting following that at which he was appointed, if the agenda contains a proposal to appoint him for such period, and if the annual meeting has resolved thereon on the date of the appointment.

c. Notwithstanding sub-paragraph 26(b) the general meeting may remove an auditor from office prior to the expiration of his term of office and appoint, at a general meeting, an auditor in his stead; the general meeting will further be entitled to add an auditor to the currently serving auditor.

d. The auditor may, upon his request appear before the Board of Directors or the Inspection Committee on any matter which falls within the scope of his duties. The Board of Directors in plenary session must summon him to appear before them when approving the financial statements which have been audited or reviewed by him. The auditor will similarly be summoned to general meetings of the shareholders, at which the above financial statements are to be considered.

e. The remuneration and terms of employment of the auditors will be fixed by the Board of Directors.

27. **Dividends and bonus shares**

a. A shareholder will have the right to receive dividend or bonus shares if so resolved by the Company in accordance with that prescribed in these Articles. The shareholders entitled to dividend are those holding shares on the date of the resolution concerning the dividend, or those being such on such later date, if at all, as prescribed by the resolution.

b. A resolution of the Company to distribute dividend or bonus shares or any other distribution will be passed by the Board of Directors of the Company.

c. Subject to any special rights or restrictions attaching to any shares as herein detailed, dividend in cash and bonus shares will be payable and distributed to and amongst the shareholders in proportion to the capital amount paid-up on the nominal value of the shares held by them, disregarding any premium paid thereon, save that any amount paid-up on account of a share which has not been called or has not yet become payable and on which the Company pays interest to the shareholder will not for the purpose of this section be deemed to be an amount paid-up on account of the share.

d. No dividend or monies whatsoever or benefits in respect of a share will carry interest.

e. The Board of Directors may deduct from any dividend or monies whatsoever or benefits in respect of any share, all sums presently payable by the shareholder to the Company on account of calls as mentioned herein or otherwise.

f. The Board of Directors may detain any dividend or bonus shares or monies whatsoever or benefits in respect of a share over which the Company has a charge and apply the amount of such dividend or bonus shares or monies or benefits, in discharge of debts or liabilities in respect of which the Company has a charge.

g. For the purpose of giving effect to any resolution concerning a distribution as defined in the Law, the Board of Directors may:

1. Settle as they deem fit any difficulty arising in regard to the distribution and take such steps as are required therefor.
2. Disregard shares of an amount lower than that prescribed by the Board of Directors in order to adjust the rights of the shareholders;

h. The Board of Directors may, from time to time, provide for the manner of payment of dividends or distribution of bonus shares and the arrangements relating thereto to both registered shareholders as well as those holding share warrants. Without derogating from the generality of the foregoing, the Board of Directors may pay any dividend or monies in respect of shares by sending a cheque by post to the address of the shareholder registered in the register of shareholders of the Company. The dispatch of such cheque will be carried out at the risk of the shareholder.

i. If a number of persons jointly hold shares, each of them shall be entitled to give an effectual receipt for all dividends and payments on account of dividends, return of capital and other monies due with respect to such share.

j. Without derogating from the generality of the provisions set out below concerning the giving of notices to shareholders, in the event of the declaration of dividends, distribution of shares or debentures out of a capitalized fund for the grant of any rights to members to subscribe to shares as yet unissued, the Board of Directors will publish at least once a notice to that effect in two daily newspapers in Israel.

k. The party entitled to dividend which is unclaimed within the period of seven (7) years from the date of the resolution regarding its distribution will be deemed to have waived the same and ownership thereof will revert to the Company.

28. **Branch Registers**

The Company may maintain a further branch register of members abroad, and the The Board of Directors will, from time to time, prescribe the conditions and arrangements according to which such register will be maintained and managed.

29. **Donations**

By decision of the Board of Directors, the Company may give donations to worthy purposes, even if such donation falls outside of the scope of the Company's business considerations.

30. **Notices**

a. Where the Company has reason to believe that the address of any member supplied to it is no longer his address, such member will be deemed not to have supplied the Company with any address in either of the following cases:

1. Where the Company has sent such member, at the address supplied by him, a registered letter requesting him to confirm that the address is still current or to advise the Company of a new address, and the Company has failed to receive any reply within 60 days of the date that such letter was posted by the Company;

2. Where the Company has sent such member, at the address supplied by him, a registered letter and the Postal Authority, on returning such letter or in the absence thereof has advised the Company that the letter was not delivered to such address due to the person being unknown at such address or for some other similar reason.

b. Notices of the Company to a member registered as such with the Company in the shareholders' register may be served on the member personally, sent by post at the address so registered with the Company, by fax, e-mail or other means of technology. A notice sent by post will be deemed to have been served if posted in a pre-paid letter containing the notice and bearing the registered address of the member.

c. A member whose registered address is not in Israel may, from time to time, notify in writing to the Company an address in Israel which shall be deemed to be his address within the meaning of the paragraph (a) hereof. As regards registered members who have given no such registered address in Israel, a notice displayed at the Office will be regarded as having been duly notified to them from the moment it is displayed.

d. Any notice sent by registered post will be deemed to have been delivered on the day the letter, envelope or other package containing the notice has been posted, and in order to prove such delivery, it will be sufficient to prove that such letter, envelope or package containing the notice was properly addressed and placed at the post office. A certificate in writing signed by a director, secretary of the Company or other office holder of the Company stating that the envelope or package containing the notice was so addressed and placed, shall serve as prima facie evidence thereof.

e. Notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the register in respect of the share.

f. Notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy or liquidation of a member by sending it through the post in a prepaid letter addressed to them by name or by the title of representatives of the deceased, or trustee of the bankrupt, or liquidation of the corporation wound up, or by any like description, at the address, if any, in Israel supplied for the purpose by the persons claiming to be so entitled or, until such an address has been so supplied, by giving the notice in any manner in which the same might have been given if the death or bankruptcy or liquidation had not occurred.

g. Notwithstanding the foregoing and subject as prescribed by law, notice by the Company may be given to the holders of any shares by advertising the notice in two newspapers appearing in Israel or the Company's Internet site. Such publication shall be made subject to the requirements of the Law and the dates specified therein.

h. Where a given number of days' notice, or notice extending over any other period is required to be given, the day of service shall be counted in such number of days or other period, unless otherwise provided.

i. The unintentional deletion or error in or in the dispatch of any notice to a member will not affect the validity of any act done or not done following such notice.

31. **Alteration of the Articles**

The Company may alter these Articles by resolution adopted at a general meeting, by simple majority.

32. **Transactions requiring approval**

According to a special resolution as at 23.12.02

a. Each transaction, act or omission of the Company which, by the Companies Law; requires approval according to the articles of association of the Company, including, in particular, approval indicating that such transaction, act or omission does not harm the interests of the Company (hereinafter: "act requiring approval") will be approved by the Board of Directors or by the person authorized for such purpose by the Board of Directors;

b. The Board of Directors may appoint such person or group of persons or other body or bodies for the purpose of approving acts requiring approval, and such appointment may be general, or for a certain class of acts or for an act requiring special approval;

c. An act requiring approval that has been approved by, or by the person appointed by the Board of Directors as mentioned, will be deemed to be approval that has been granted in accordance with the provisions contained in these Articles.

33. **Signature rights**

According to the resolution passed by a simple majority at the Annual meeting of 13.09.04

The Board of Directors or the Board of Management may empower any person or persons (even if not being members of the Board of Directors or Board of Management) to act and sign on behalf of the Company, and the acts and signatures of such person or persons will be binding upon the Company, if and to the extent that such person or persons have acted and signed within the scope of their foregoing powers.


END